================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     Pursuant to Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934



                                 VALUERX, INC.
-------------------------------------------------------------------------------
         (Exact name of Registrant as specified in its charter)



           Delaware                                        54-1468668
----------------------------------                -----------------------------
(State of other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)



       22 Waterville Road
       Avon, Connecticut                                      06001
----------------------------------                ------------------------------
     (Address of principal                                 (Zip Code)
      executive offices)


                                (860) 678-3400
--------------------------------------------------------------------------------
             (Registrant's telephone number, including area code)


                          Securities to be registered
                     pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------

Common Stock, par value $0.01                 New York Stock Exchange, Inc.
Series A Junior Participating                 New York Stock Exchange, Inc.
Preferred Stock Purchase Rights
(Traded with common stock)

                          Securities to be registered
                  pursuant to Section 12(g) of the Act: None

================================================================================

                                 ValueRx, Inc.
              Cross-Reference Sheet Between Information Statement
                              and Items of Form 10

Item 1.  Business.

The information required by this item is set forth under the captions "Information Statement Summary," "Summary Financial Data," "Special Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

Item 2.  Financial Information.

The information required by this item is set forth under the captions "Information Statement Summary," "Summary Financial Data," "Pro Forma Financial Data," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

Item 3.  Properties.

The information required by this item is set forth under the caption "Business-- Properties" in the Information Statement, and is hereby incorporated by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is set forth under the captions "Management" and "Beneficial Ownership of ValueRx Common Stock" in the Information Statement, and is hereby incorporated by reference.

Item 5.  Directors and Executive Officers.

The information required by this item is set forth under the caption "Management" in the Information Statement, and is hereby incorporated by reference.

Item 6.  Executive Compensation.

The information required by this item is set forth under the caption "Management" in the Information Statement, and is hereby incorporated by reference.

Item 7.  Certain Relationships and Related Transactions.

The information required by this item is set forth under the caption "Certain Transactions" in the Information Statement, and is hereby incorporated by reference.

Item 8.  Legal Proceedings.

The information required by this item is set forth under the caption "Business-- Legal Proceedings" in the Information Statement, and is hereby incorporated by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)  Market Information

There is currently no established trading market for the Company's common equity.

(b)  Holders

Prior to the distribution discussed in the Information Statement, there is only one holder of the Company's common equity, Value Health, Inc.

(c)  Dividends

The information required by this item is set forth under the caption "Information Statement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

Item 10. Recent Sales of Unregistered Securities.

None.

Item 11. Description of Registrant's Securities to be Registered.

The information required by this item is set forth under the caption "Description of Capital Stock" in the Information Statement, and is hereby incorporated by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is set forth under the caption "Description of Capital Stock--Director Liability and Indemnification" in the Information Statement, and is hereby incorporated by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is set forth under the captions "Information Statement Summary," "Pro Forma Financial Data," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Combined Financial Statements in the Information Statement, and is hereby incorporated by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a)  Financial Statements

Description                                                                     Page
-----------                                                                     -----------
Report of Coopers & Lybrand L.L.P., Independent Public Accountants.......       F-2

Combined Balance Sheets as of September 30, 1996 (unaudited)
and as of December 31, 1995 and 1994......................................      F-3

Combined Statements of Operations for the nine month periods ended September 30, 1996 and 1995 (unaudited) and for each
of the years ended December 31, 1995, 1994 and 1993.......................      F-4

Combined Statements of Changes in Stockholder's Equity for the
nine month period ended September 30, 1996 (unaudited) and for
each of the years ended December 31, 1995, 1994 and 1993..................      F-5

Combined Statements of Cash Flows for the nine month periods ended September 30, 1996 and 1995 (unaudited) and for each
of the years ended December 31, 1995, 1994 and 1993.......................      F-6

Notes to Combined Financial Statements....................................      F-7

Report of Coopers & Lybrand L.L.P., Independent Public Accountants........      S-1

Schedule II - Valuation and Qualifying Accounts...........................      S-2

Report of KPMG Peat Marwick LLP, Independent Public Accountants...........      S-3


(b) Exhibits

      Exhibit Number           Description
      --------------           -----------
          **2          Form of Reorganization Agreement with Value Health

          **3.1 Form of Amended and Restated Certificate of Incorpora-tion of ValueRx

          **3.2        Form of Amended and Restated Bylaws of ValueRx

         **4.1 Form of Rights Agreement, by and between ValueRx and the rights agent named therein

         **10.1        Form of ValueRx 1997 Stock Incentive Plan

         **10.2        Form of ValueRx 1997 Employee Stock Purchase Plan

         **10.3        Form of ValueRx 1997 Replacement Plan

         **10.4        Form of Tax Sharing Agreement with Value Health

         **10.5        Form of License Agreement with Value Health

         **22          Subsidiaries of ValueRx

          *27          Financial Data Schedule

     Note:
     ----
     *   Filed herewith
     **  To be filed by amendment

                                                               Value Health Logo

                , 1997

To all Value Health Stockholders:

     I am pleased to inform you that on ____________, 1997, the Value Health Board of Directors approved a pro rata stock dividend of all the outstanding shares of common stock of ValueRx, currently a Value Health wholly owned subsidiary, to Value Health common stockholders of record on _________, 1997.

     The date of the distribution will be ___________, 1997. If you are a Value Health stockholder of record, you will receive one share of ValueRx stock for every [two] shares of Value Health common stock you own. Boston EquiServe, LLP is acting as distribution agent for this transaction. Beginning _____________, they will be responsible for mailing ValueRx stock certificates to all Value Health stockholders of record. No action is required by you in order to receive your shares.

     The enclosed Information Statement describes the distribution in detail.
It contains important information about ValueRx, including financial statements.

     Questions about stock certificates, as well as requests for additional copies of the Information Statement, should be addressed to Boston EquiServe, LLP, at Investor Relations Diversified, 45-02-64 150 Royal Street, Canton, MA 02021, telephone number (617) 575-2490.


Sincerely,

Robert E. Patricelli
Chairman, President and Chief Executive Officer

ValueRx, Inc.
22 Waterville Road
Avon, Connecticut  06001
(860) 678-3400

                                                                          , 1997

Dear Stockholder:

I am pleased to welcome you as a stockholder of ValueRx, Inc. We are the nation's leading independent pharmacy benefit and medication management company. We are committed to helping our customers control their health care costs while providing high quality care. Our success will build from our commitment to leading-edge clinical capabilities, superior customer service, clinical and financial independence, and our flexibility in a dynamic market.

I encourage you to learn more about your company in the attached Information Statement. We have grown to be one of the largest companies in our market by providing our customers with innovative solutions to manage health care costs. Our new management team has rebuilt and reenergized the company. Our financial strength is demonstrated by our track record of operating profitability and our growing revenue base, to an annual run rate through the first nine months of 1996 of over $1.5 billion.

ValueRx was one of the pioneers in the development of the pharmacy benefit management market. We have always been known for our strong clinical orientation, and our financial independence from pharmaceutical manufacturers is an important factor differentiating us in the marketplace. In addition, we are unique in our ability to serve the medication management needs of customers in both the in-patient and out-patient settings. This provides us with a clear opportunity as vertically integrated delivery systems continue to develop.

Your management team is excited to be leading the creation of the largest independent company focused solely on comprehensive pharmacy benefit, medication management and information services. It is with great pleasure that we welcome you as stockholder of our new company.

Sincerely,

Steven J. Shulman
Chairman and Chief Executive Officer

Information Statement



                Subject to completion, dated November __, 1996

                                    [LOGO]

                             VALUERX COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

     This Information Statement is being furnished to stockholders of Value Health, Inc. ("Value Health") in connection with the distribution (the "Distribution") by Value Health to its stockholders of all the outstanding shares of common stock, $.01 par value (the "ValueRx Common Stock"), of its wholly owned subsidiary, ValueRx, Inc. ("ValueRx").

     It is expected that the Distribution will be made on February __, 1997, to holders of record of Value Health common stock on February __, 1997, on the basis of one share of ValueRx Common Stock for every [two] shares of common stock of Value Health. No consideration will be required to be paid by stockholders of Value Health for the shares of ValueRx Common Stock to be distributed, nor will they be required to surrender or exchange shares of common stock of Value Health or take any other action in order to receive ValueRx Common Stock. Application will be made to list the ValueRx Common Stock on the
New York Stock Exchange ("NYSE") under the symbol "    ."

     In reviewing this Information Statement, you should carefully consider the matters described under the caption "Special Factors." Neither Value Health nor ValueRx will receive any cash or other proceeds from the Distribution.

          NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE
             DISTRIBUTION.  WE ARE NOT ASKING YOU FOR A PROXY AND
                   YOU ARE REQUESTED NOT TO SEND US A PROXY.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Information Statement is February __, 1997.

                               AVAILABLE INFORMATION

     ValueRx has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 10 (as amended, the "Registration Statement") under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act"), with respect to its common stock and preferred stock purchase rights. This Information Statement does not contain all of the information in the Registration Statement and the related exhibits and schedules. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit to the Registration Statement. The Registration Statement and the related exhibits and schedules filed by ValueRx with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Northeastern Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, electronic copies of the Registration Statement and all related exhibits and schedules may be accessed on the world wide web via the Commission's EDGAR database at its website (http://www.sec.gov/edgarhp.htm).

     Following the Distribution, ValueRx will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. ValueRx will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meeting of stockholders.

     NO PERSON IS AUTHORIZED BY VALUE HEALTH OR VALUERX TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF VALUE HEALTH OR THE COMPANY SINCE THE DATE HEREOF.

                             Information Statement

                               Table of Contents

DESCRIPTION                                                                 PAGE
-----------                                                                 ----
INFORMATION STATEMENT SUMMARY.............................................     4

THE COMPANY...............................................................     8

SUMMARY FINANCIAL DATA....................................................     9

THE DISTRIBUTION..........................................................    10

SPECIAL FACTORS...........................................................    16

ARRANGEMENTS BETWEEN VALUE HEALTH AND VALUERX.............................    20

CAPITALIZATION............................................................    22

PRO FORMA FINANCIAL DATA..................................................    23

SELECTED FINANCIAL DATA...................................................    25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS......................................    26

BUSINESS..................................................................    35

MANAGEMENT................................................................    51

BENEFICIAL OWNERSHIP OF VALUERX COMMON STOCK..............................    59

CERTAIN TRANSACTIONS......................................................    60

HART-SCOTT-RODINO FILING REQUIREMENT......................................    60

DESCRIPTION OF CAPITAL STOCK..............................................    61

INDEPENDENT PUBLIC ACCOUNTANTS............................................    66

INDEX TO COMBINED FINANCIAL STATEMENTS....................................   F-1

                         INFORMATION STATEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the Combined Financial Statements and Pro Forma Financial Data, included elsewhere herein, which should be read in its entirety. As used herein, the terms "Company" and "ValueRx," unless the context otherwise indicates, refer to the business of ValueRx, Inc. and its subsidiaries, and the term "Value Health" refers to Value Health, Inc. and its consolidated subsidiaries as of the relevant date. The shares of ValueRx Common Stock are subject to certain risk factors and other considerations. See "Special Factors." Neither Value Health, the Company, nor any other person makes any representation as to the present or future value of the Value Health or ValueRx Common Stock.

                                The Distribution
Distributing Company................Value Health, Inc., a Delaware corporation
                                    ("Value Health").

Shares to be Distributed............Approximately [27,200,000] shares of common stock, par value $.01 per share (the "ValueRx
                                    Common Stock"), of ValueRx, Inc., a Delaware
                                    corporation ("ValueRx"), along with associated
                                    preferred stock purchase rights, based on
                                    approximately [54,400,000] million shares of
                                    common stock of Value Health ("Value Health Common
                                    Stock") outstanding on the Record Date (as
                                    defined).  See "Description of Capital Stock."

Business of ValueRx.................ValueRx is the largest independent provider of pharmacy benefit management ("PBM") services in
                                    the U.S., providing managed prescription drug
                                    programs to managed care organizations ("MCOs"),
                                    insurance companies, corporations, labor unions,
                                    government entities, other benefit plan sponsors
                                    and physician practice management companies.
                                    Comprehensive services offered by the Company
                                    include retail pharmacy networks, mail service
                                    pharmacies, therapeutic pharmaceutical management
                                    programs (such as customized formularies), patient
                                    and physician profiling and education, claims
                                    processing, clinically based drug utilization
                                    review and disease management programs.  The
                                    business to be conducted by ValueRx after the
                                    Distribution is referred to herein as the "ValueRx
                                    Business."  See "Business."

Reasons for the Distribution........The Distribution will enable each management team at Value Health and ValueRx to better
                                    focus on the profitable growth opportunities
                                    in their respective markets. ValueRx
                                    believes that it will be better positioned
                                    after the Distribution to capitalize on its
                                    clinical and financial independence in an
                                    industry which has experienced significant
                                    market growth and vertical integration.
                                    Value Health will seek to implement its
                                    strategy as an acquiror and developer of
                                    specialty businesses based on health care
                                    provider networks and practice management.
                                    Value Health expects that the Distribution
                                    will enhance its ability to make
                                    acquisitions in its existing and new lines
                                    of business, in particular through
                                    acquisitions involving stock consideration.
                                    The Company further believes that the
                                    Distribution will allow investors to better
                                    evaluate the merits of ValueRx and the
                                    remaining Value Health businesses, enhancing
                                    the likelihood that each will achieve
                                    appropriate market recognition for its
                                    performance, and thereby create a more
                                    valuable acquisition currency for Value
                                    Health. See "The Distribution--Reasons for
                                    the Distribution."

Distribution Ratio..................One share of ValueRx Common Stock for every
                                    [two] shares of Value Health Common Stock.
                                    See "The Distribution--Manner of Effecting
                                    The Distribution."

Fractional Shares of ValueRx Stock..No fractional shares of ValueRx Common Stock will be distributed. Fractional share
                                    interests will be aggregated into whole
                                    shares and sold by the Distribution Agent
                                    (as defined) on behalf of the stockholders who would otherwise be entitled to receive fractional shares. The cash proceeds will be distributed to the stockholders entitled to a portion thereof. See "The Distribution--
                                    Manner of Effecting The Distribution."

Special Factors.....................The business of ValueRx is subject to certain risks, and ValueRx Common Stock will
                                    be subject to those same risks. Stockholders
                                    should carefully consider the matters
                                    described under "Special Factors."

Businesses retained by Value Health....After the Distribution, Value Health will continue to operate its mental health management,
                                       workers' compensation and disease management
                                       businesses.

Distribution Agent.....................Boston EquiServe, LLP.

Record Date............................The close of business on February __, 1997 (the
                                       "Record Date").

Distribution Date......................February __, 1997 (the "Distribution Date").  On
                                       the Distribution Date, the Distribution Agent will
                                       begin distribution of certificates for ValueRx
                                       Common Stock to holders of Value Health Common
                                       Stock on the Record Date.  Value Health
                                       stockholders will not be required to make any
                                       payment or to take any other action to receive
                                       their ValueRx Common Stock.  See "The
                                       Distribution--Manner of Effecting the
                                       Distribution."

Federal Income Tax Consequences........Value Health has applied for a tax ruling
                                       (the "Tax Ruling") from the U.S. Internal Revenue
                                       Service (the "IRS") to the effect, among other
                                       things, that the receipt of ValueRx Common Stock
                                       by stockholders of Value Health in the
                                       Distribution will be tax-free for federal income
                                       tax purposes.  The Distribution is contingent upon
                                       receipt of a Tax Ruling (or a favorable opinion of
                                       counsel as to the tax-free treatment of the
                                       Distribution) on or prior to ________, 1997.  See
                                       "The Distribution--Certain Federal Income Tax
                                       Consequences of the Distribution."

Relationship between Value Health
and ValueRx after the Distribution.....Following the Distribution, Value Health
                                       and ValueRx will be operated as independent public
                                       companies.  Value Health and ValueRx will,
                                       however, continue to have a relationship as a
                                       result of the agreements being entered into
                                       between Value Health and ValueRx in connection
                                       with the Distribution, including the
                                       Reorganization Agreement, the Tax Sharing
                                       Agreement, Services Agreement and the License
                                       Agreement.  Except as referred to above or as
                                       otherwise described herein, Value Health and
                                       ValueRx will not have any material contractual
                                       or other material relationships with each other
                                       at the

                                       time of the Distribution.  See "Arrangements
                                       between Value Health and ValueRx."

ValueRx Dividend Policy................ValueRx does not anticipate paying cash dividends in the foreseeable future.

ValueRx Stock Listing..................Application will be made to list the ValueRx
                                       Common Stock on the NYSE under the symbol "    ."
                                       See "The Distribution--Listing and Trading of
                                       ValueRx Common Stock."

                                  THE COMPANY

     ValueRx, the largest independent pharmacy benefit manager in the U.S., provides managed prescription drug programs to managed care organizations ("MCOs"), insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies. Comprehensive services offered by the Company include retail pharmacy networks, mail service pharmacies, therapeutic pharmaceutical management programs (such as customized formularies), patient and physician profiling and education, claims processing, clinically based drug utilization review and disease management programs.

     ValueRx provides its services to more than 2,500 customers covering 27 million lives. Based on results through the first nine months of 1996, ValueRx expects to manage for the entire year approximately $2.2 billion in annual drug spending, process more than 60 million prescriptions and review approximately 230 million prescription drug and medical claims through its drug utilization review program.

     The Company believes that it enjoys several competitive advantages over other pharmaceutical benefit managers. As the largest independent PBM, ValueRx benefits from both the scale necessary to operate efficiently and the freedom to act in the best interests of its clients, beneficiaries and providers. Unlike its vertically integrated competitors which are owned by pharmaceutical companies, ValueRx has the freedom to select the most appropriate drug from both an economic and clinical perspective. ValueRx is also a leader in the development of clinical and information tools to help manage the medication process, with over fifteen years of experience in clinically driven analysis of prescription data and clinical interventions. The Company's clinical capabilities are becoming increasingly important in meeting the demand for comprehensive medical management and information services.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary financial information with respect to ValueRx. The unaudited historical financial information for the nine months ended September 30, 1996 and 1995 includes all adjustments, consisting only of normal recurring accruals, that are considered necessary for a fair presentation of combined operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The historical financial data that relate to the three year period ended December 31, 1995, have been derived from the Combined Financial Statements audited by Coopers & Lybrand L.L.P., independent public accountants. The historical financial data for the two year period ended December 31, 1992, have been derived from unaudited historical financial statements. In the opinion of management, the unaudited historical financial statements reflect all adjustments, consisting of normal adjustments necessary to present fairly the financial position of the Company at December 31, 1992 and 1991 and the results of operations and cash flows for the years then ended. The historical financial data of the Company may not reflect the results of operations or financial position that could have been obtained had the Company been a separate, stand-alone company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes thereto included elsewhere herein.

                                              Nine Months Ended
                                                September 30,                          Years Ended December 31,
                                        ---------------------------  ----------------------------------------------------------
                                             1996          1995          1995         1994        1993       1992       1991
                                        -------------  ------------  ------------  -----------  ---------  ---------  ---------
                                                                             (In Thousands)


INCOME STATEMENT DATA:
Total Revenues...........................  $1,193,581   $1,080,218    $1,492,666    $1,288,645   $871,807   $595,918   $404,149
Costs & Expenses:
  Costs of Services and Products.........   1,064,437      951,218     1,320,401     1,142,461    753,764    518,825    346,194
  Selling, General and Administrative....      77,791       85,748       113,884       106,402     80,115     53,264     32,988
  Other Charges (A)......................         ---      110,753       117,690         5,985        ---        ---        ---
                                           ----------   ----------    ----------    ----------   --------   --------   --------
Earnings(Loss) Before Income Taxes.......      51,353      (67,501)      (59,309)       33,797     37,928     23,829     24,967
Provision (Benefit) for Income Taxes.....      20,541      (21,926)      (14,832)       14,590     14,987      9,597      7,834
                                           ----------   ----------    ----------    ----------   --------   --------   --------
Net Earnings (Loss)......................  $   30,812   $  (45,575)   $  (44,477)   $   19,207   $ 22,941   $ 14,232   $ 17,133
                                           ==========   ==========    ==========    ==========   =========  ========   ========
BALANCE SHEET DATA:
  Working Capital........................  $  100,074   $   62,404    $   58,406    $   63,929   $ 22,695   $ 31,494   $116,715
  Total Assets...........................  $  568,193   $  532,214    $  555,247    $  480,263   $431,126   $317,769   $253,238
  Long-term Debt.........................         ---          ---           ---    $   12,187   $ 12,267   $ 18,000   $ 24,125
  Stockholder's Equity...................  $  301,903   $  241,318    $  242,298    $  271,900   $225,990   $194,650   $174,144

----------------------
(A) Amounts represent certain charges for loss contracts, merger-related and restructuring accruals. See Notes 3 and 4 to the Combined Financial Statements included elsewhere herein.

                                THE DISTRIBUTION

Background

     On October 7, 1996, the Board of Directors of Value Health (the "Value Health Board") authorized management to proceed with a plan to separate Value Health into two companies by means of a spin-off of its ValueRx Business (as defined below). The spin-off will be effected through a distribution (the "Distribution") to holders of Value Health Common Stock of all of the outstanding shares of ValueRx Common Stock. At the time of the Distribution, ValueRx will own the assets, liabilities and operations that prior to the date of the Distribution (the "Distribution Date") comprised Value Health's pharmacy benefit and medication management business. See "Business." On the Distribution Date, Value Health will effect the Distribution by delivering all of the outstanding shares of ValueRx Common Stock to Boston EquiServe, LLP, as the distribution agent (the "Distribution Agent"), for distribution to the holders of record of Value Health Common Stock at the close of business on February __, 1997 (the "Record Date"). ValueRx's principal executive offices are located at 22 Waterville Road, Avon, Connecticut 06001 and 4700 Nathan Lane North, Plymouth, Minnesota 55442.

     Stockholders of Value Health with inquiries relating to the Distribution prior to the Distribution Date should contact the Distribution Agent, telephone
number (212)   -    or Value Health, Inc., Value Health Investor Relations
Department, 22 Waterville Road, Avon, Connecticut 06001, telephone number (860) 678-3400. After the Distribution Date, stockholders of ValueRx with inquiries relating to the Distribution or their investment in ValueRx should contact ValueRx, Inc., ValueRx Investor Relations Department, 22 Waterville Road, Avon, Connecticut 06001, telephone number (860) 678-3400, ValueRx's transfer agent and registrar, Boston EquiServe, LLP, at Investor Relations Diversified, 45-02-64 150 Royal Street, Canton, MA 02021, telephone number (617) 575-2490.

Reasons for the Distribution

     The Distribution will enable each management team at Value Health and ValueRx to better focus on the profitable growth opportunities in their respective markets. ValueRx believes that it will be better positioned after the Distribution to capitalize on its clinical and financial independence in an industry which has experienced significant market growth and vertical integration. Value Health will seek to implement its strategy as an acquiror and developer of specialty businesses based on health care provider networks and practice management. Value Health expects that the Distribution will enhance its ability to make acquisitions in its existing and new lines of business, in particular through acquisitions involving stock consideration. The Company further believes that the Distribution will allow investors to better evaluate the merits of ValueRx and the remaining Value Health businesses, enhancing the likelihood that each will achieve appropriate market recognition for its performance, and thereby create a more valuable acquisition currency for Value Health.

Manner of Effecting the Distribution

     The Distribution is expected to be declared by the Value Health Board on _______________, 1997 and will be made on the Distribution Date to stockholders of record of Value Health as of the close of business on the Record Date. On or prior to the Distribution Date, share certificates for ValueRx Common Stock will be delivered to the Distribution Agent. Commencing on the Distribution Date, the Distribution Agent will begin mailing such share certificates to holders of Value Health Common Stock as of the close of business on the Record Date on the basis of one share of ValueRx Common Stock for every [two] shares of Value Health Common Stock held on the Record Date. All such shares of ValueRx Common Stock will be fully paid and non-assessable and holders thereof will not be entitled to preemptive rights. See "Description Of Capital Stock--ValueRx Common Stock." No certificates or scrip representing fractional shares of ValueRx Common Stock will be issued to Value Health stockholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares of ValueRx Common Stock and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional shares, and such persons will receive instead a check in payment for the amount of their allocable share of the total sale proceeds. See "--Certain Federal Income Tax Consequences of the Distribution." Such sales are expected to be made as soon as practicable after the mailing of the ValueRx Common Stock to Value Health stockholders. Value Health will bear the cost of any commissions incurred in connection with such sales.

     NO HOLDER OF VALUE HEALTH COMMON STOCK WILL BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF VALUERX COMMON STOCK TO BE DISTRIBUTED OR TO SURRENDER OR EXCHANGE SHARES OF VALUE HEALTH COMMON STOCK OR TO TAKE ANY OTHER ACTION IN ORDER TO RECEIVE VALUERX COMMON STOCK WHICH SUCH HOLDER IS ENTITLED TO RECEIVE.

Certain Federal Income Tax Consequences of the Distribution

     Value Health has applied for a ruling (the "Tax Ruling") from the United States Internal Revenue Service (the "IRS") to the effect, among other things, that the Distribution will qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, that under United States federal income tax law:

          1. No income, gain or loss will be recognized by a holder of Value Health Common Stock solely as a result of the receipt of ValueRx Common Stock pursuant to the Distribution;

          2. In general, no gain or loss will be recognized by Value Health or ValueRx as a result of the Distribution;

          3. The tax basis of Value Health Common Stock held by a holder of Value Health Common Stock immediately prior to the Distribution will be apportioned (based upon relative market values on the Distribution Date) between such Value Health

     Common Stock and the ValueRx Common Stock received (including any fractional share interest deemed received) by such stockholder pursuant to the Distribution; and

          4. Assuming that Value Health Common Stock is held as a capital asset on the Distribution Date, the holding period for the ValueRx Common Stock received pursuant to the Distribution by a holder of Value Health Common Stock will include the period during which such Value Health Common Stock has been held.

     If a Tax Ruling has not been issued by the IRS by the date when the Value Health Board meets formally to set the Record Date and the Distribution Date, the Value Health Board may decide to effect the Distribution in reliance on an opinion of tax counsel or to delay the Distribution until the IRS has granted the requested Tax Ruling.

     If the Distribution does not qualify under Section 355 of the Code, then:
(i) Value Health will recognize taxable gain on the Distribution and (ii) each holder of Value Health Common Stock who receives shares of ValueRx Common Stock pursuant to the Distribution will be treated as having received a taxable dividend equal to the fair market value of such stock, to the extent of the current and accumulated earnings and profits of Value Health.

     The Distribution, though intended to be free from United States federal income tax as of the Distribution Date, could be rendered taxable as a result of subsequent actions or events, some of which are not within the control of Value Health or ValueRx. Value Health and ValueRx will agree not to undertake any such actions within their control and will agree under specified circumstances to indemnify the other for taxes, liabilities, and associated expenses incurred as a result of specified actions or events. See "Arrangements between Value Health and ValueRx--Reorganization Agreement."

     A holder of Value Health Common Stock who receives cash in lieu of a fractional share interest in ValueRx Common Stock will be treated as if such fractional share interest had been received as part of the Distribution and then sold. Accordingly, gain or loss will be recognized for United States federal income tax purposes measured by the difference, if any, between the amount of cash received and the tax basis allocable (as described above) to such holder's fractional share interest. Such gain or loss will be capital gain or loss to the holder, provided that the Value Health Common Stock has been held as a capital asset on the Distribution Date.

     Stockholders are urged to consult their own tax advisors as to the particular consequences to them of the Distribution, including the application of state, local and non-U.S. tax laws.

     THE FOREGOING IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-U.S. TAX LAWS,

AND AS TO POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE. THIS SUMMARY MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO RECEIVED THE VALUERX COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION (INCLUDING HOLDERS OF RESTRICTED STOCK) OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES.

Listing and Trading of ValueRx Common Stock

     An application will be filed for listing the ValueRx Common Stock on the NYSE. ValueRx initially will have approximately _______ stockholders of record, based on the number of record holders of Value Health Common Stock on the Record Date. The transfer agent and registrar for ValueRx Common Stock will be Boston EquiServe, LLP. For certain information regarding certain options to purchase ValueRx Common Stock that will be granted after the Distribution, see "Management--Compensation of Executive Officers."

     Shares of ValueRx Common Stock distributed to Value Health stockholders in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of ValueRx under the Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act"). Persons who may be deemed to be affiliates of ValueRx after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, ValueRx, and may include certain officers and directors of ValueRx as well as principal stockholders of ValueRx, if any. Persons who are affiliates of ValueRx will be permitted to sell their shares of ValueRx Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 promulgated thereunder.

Future Management of ValueRx

     Following the Distribution, ValueRx will have substantially the same operating management as before the Distribution. See "Management--Executive Officers."

Opinion of Financial Advisor

     Merrill Lynch & Co. ("Merrill Lynch") was retained to act as financial advisor to Value Health in connection with the Distribution. Merrill Lynch was selected by Value Health because of Merrill Lynch's familiarity with Value Health and its businesses and the qualifications and expertise of Merrill Lynch in providing advice to companies in the businesses in which Value Health is engaged, as well as Merrill Lynch's reputation as an internationally recognized investment banking firm.

     The Value Health Board has requested that Merrill Lynch deliver an opinion to the Value Health Board in connection with the Distribution with respect to the fairness of the Distribution, from a financial point of view, to the holders of Value Health Common Stock. Such an opinion would be rendered by Merrill Lynch on or about the date the Distribution is declared by the Value Health Board and would be based upon facts and circumstances as of the date Merrill Lynch renders its opinion. Accordingly, there is no assurance that such an opinion will be rendered by Merrill Lynch.

     The following is a description of the form of opinion which Merrill Lynch currently anticipates it would render, assuming that Merrill Lynch in fact were to render an opinion with respect to the Distribution. Such description has been bracketed in its entirety to indicate that the form of opinion is preliminary and is not necessarily indicative of the final text of the opinion, if rendered by Merrill Lynch.

     [At the request of the Value Health Board, on ______________, 1997, Merrill Lynch delivered a written opinion to the Value Health Board that, based upon and subject to the matters set forth in the written opinion and in light of the fact that the Distribution will be on a pro rata basis to the holders of Value Health Common Stock, as of such date, the Distribution is fair from a financial point of view to such holders. In connection with its opinion, Merrill Lynch: (i) reviewed Value Health's Annual Reports, Forms 10-K and the related financial information for the three fiscal years ended December 31, [1993, 1994, 1995] and Value Health's Form 10-Q and the related unaudited financial information for the three quarterly periods ended [September 30, 1996]; (ii) analyzed certain historical business and financial information of, and reviewed public information relating to, Value Health and the business to be transferred to ValueRx, including public financial statements, and reviewed certain rating agency presentations; (iii) reviewed certain financial forecasts provided by Value Health for Value Health after the Distribution ("New Value Health") and ValueRx for the fiscal years [1997 through 2001]; (iv) conducted discussions with members of the current senior management of Value Health and ValueRx, concerning the historical business of Value Health and the current business to be transferred to ValueRx, the prospects of Value Health, New Value Health and ValueRx, the anticipated effects of the Distribution on New Value Health's and ValueRx's initial and projected capital structures, cash flow and results of operations, and the plans and programs for the financing of current and projected capital and operating requirements of New Value Health and ValueRx;
(v) reviewed public information, including historical market prices and trading activity, with respect to other companies in lines of businesses Merrill Lynch believed to be generally comparable to the businesses conducted by Value Health and the businesses to be conducted by New Value Health and ValueRx; (vi) reviewed the Information Statement; and (vii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary.

     In preparing its opinion, Merrill Lynch relied upon the accuracy and completeness of all information made available to Merrill Lynch by Value Health and ValueRx and did not independently verify such information or undertake an independent appraisal of the assets of Value Health, New Value Health or ValueRx. With respect to the financial forecasts furnished by Value Health, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and the judgment of Value Health's management as to the expected future financial performance of Value Health, New Value Health and ValueRx. Further, Merrill Lynch's opinion was based on economic, monetary and market conditions existing on the date of its opinion. Merrill Lynch did not undertake to reaffirm or review or supplement its opinion based upon any events occurring after the date of its opinion.

     Merrill Lynch assumed, with Value Health's consent, that the receipt of the ValueRx Common Stock will be tax-free for federal income tax purposes to the stockholders of Value Health, except to the extent cash is received in lieu of fractional shares, and that none of Value Health, New Value Health and ValueRx will recognize any income, gain or loss as a result of the Distribution.
Merrill Lynch assumed, with Value Health's consent, that the Distribution will comply with applicable laws, including, without limitation, laws relating to the payment of dividends, bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer and other similar laws affecting creditors' rights generally.

     Based upon and subject to the foregoing and in light of the fact that the Distribution will be on a pro rata basis to each of the holders of Value Health Common Stock, Merrill Lynch is of its opinion that, as of the date of such opinion, the Distribution is fair from a financial point of view to such holders.]

     The foregoing bracketed description of the opinion Merrill Lynch is currently expected to render in connection with the Distribution is preliminary and is included in this Information Statement for illustrative purposes only.
As of the date of this Information Statement, Merrill Lynch has not rendered an opinion with respect to the Distribution and there can be no assurance that such opinion will be rendered. If the Merrill Lynch opinion is in fact rendered, there could be material differences between the final text of such opinion and the form of opinion described above.

     Merrill Lynch will receive customary fees, including reimbursement of expenses, for its services as financial advisor to Value Health in connection with the Distribution, a portion of which is contingent upon the consummation of the Distribution. Value Health also has agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its services as financial advisor, including liabilities arising under federal securities laws.

     In the ordinary course of its business, Merrill Lynch may actively trade in the debt and equity securities of Value Health and, after the Distribution, New Value Health and ValueRx, for its own account or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

                                SPECIAL FACTORS

     Certain statements in this Information Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, including, but not limited to, general economic and business conditions, competition, changing trends in customer profiles, changes in governmental regulations and certain other risks identified below. Although ValueRx believes that its expectations with respect to the forward looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of ValueRx will not differ materially from any future results, performance or achievements expressed or implied by such forward looking statements.

Competition

     Certain of the companies with which ValueRx competes are significantly larger and have greater financial resources than ValueRx, including several drug manufacturers which have recently acquired large PBM companies. During 1994 and 1995, these PBMs owned by pharmaceutical companies began to price their services aggressively, thereby decreasing margins for the industry. There can be no assurance that ValueRx will continue to remain competitive with respect to the foregoing factors or successfully market integrated PBM services to new customers. There can be no assurance that consolidation and alliances within the PBM industry will not adversely impact the operations and prospects for independent PBMs such as ValueRx. See "Business--Competition."

Consolidation Among Customers

     Over the past several years, insurance companies and MCOs have experienced significant consolidation. ValueRx's managed care customers have been and may continue to be subject to consolidation pressures. Although the Company may benefit from certain consolidations in the industry, there can be no assurance that customers will not be lost as a result of acquisitions and no assurance that such activity will not have a material adverse effect upon ValueRx's business, operating results and financial condition.

Drug Manufacturer Rebates

     ValueRx has arrangements with certain pharmaceutical manufacturers whereby it receives payments based upon the volume of pharmaceuticals it manages or purchases from manufacturers. To the extent that there are changes in such arrangements, such changes, in the aggregate, could have a material adverse effect on ValueRx's operating margins.

Certain Contracts

     ValueRx's integrated pharmacy service contracts typically have initial terms of one to three years. The loss of certain major pharmacy service customers could, in the aggregate, have a material adverse effect on ValueRx's results of operations.

     Moreover, under certain of such contracts, none of which are material in the aggregate, ValueRx agrees to arrange and pay for providing prescription drug services to plan beneficiaries for a fixed amount regardless of the cost to ValueRx of providing such services. Other of such agreements (where the claims are paid by plan sponsors or their insurers and ValueRx receives an administrative fee) include provisions whereby ValueRx's fee is adjusted depending upon performance as measured against targeted criteria. ValueRx uses various mechanisms to predict and reduce its financial risks under such agreements. There can be no assurance, however, that, in the future, increases in health care costs or higher than anticipated utilization rates, significant aspects of which are outside the control of ValueRx, will not cause expenses associated with such agreements to exceed revenues or projected targets, which could have a material adverse effect on the results of operations or financial condition of ValueRx.

Dependence on Management

     The Company believes that its continued success will depend to a significant extent upon the continued services of its senior management. The loss of the services of such persons in senior management, on a cumulative basis, could have a material adverse effect on the Company's business.

Government Regulation

     The PBM industry is subject to federal and state laws and regulations, and compliance with such laws and regulations imposes certain operational requirements upon ValueRx. Certain regulatory requirements with which ValueRx must comply in conducting its business vary from state to state. Management believes that ValueRx is in substantial compliance with all existing statutes and regulations material to the operation of its business. The impact of future legislation and regulatory changes on ValueRx's business cannot be predicted, and there can be no assurance that ValueRx's business will be able to obtain or maintain the regulatory approvals required to operate its business. See "Business--Government Regulation."

Potential Taxability

     The Distribution, though intended to be free from United States federal income tax as of the Distribution Date, could be rendered taxable as a result of subsequent actions or events. The Company will agree not to undertake specified actions and will agree that under specified circumstances it will indemnify Value Health for taxes, liabilities and associated expenses incurred as a result of any such actions or events.

No Prior Market for ValueRx Common Stock

     There has been no prior trading market for ValueRx Common Stock and there can be no assurance as to the prices at which ValueRx Common Stock will trade before or after the Distribution Date. Until the ValueRx Common Stock is fully distributed and an orderly market develops, the prices at which ValueRx Common Stock trades may fluctuate significantly. Prices for ValueRx Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for ValueRx Common Stock, investor perceptions of ValueRx and its business, ValueRx's dividend policy, and general economic and market conditions. See "The Distribution--Listing and Trading of ValueRx Common Stock."

Reliance on Data Processing

     Certain aspects of the business of ValueRx are dependent upon its ability to store, retrieve, process and manage data and to maintain and upgrade its data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other computer problems could have a material adverse effect on the business of ValueRx.

Effects on Value Health and ValueRx Common Stock

     After the Distribution, Value Health Common Stock will continue to be listed and traded on the NYSE. As a result of the Distribution, the trading price of Value Health Common Stock will likely be lower than the trading price of Value Health Common Stock immediately prior to the Distribution. The combined trading prices of Value Health Common Stock and ValueRx Common Stock after the Distribution may be less than, equal to or greater than the trading prices of Value Health Common Stock immediately prior to the Distribution. In addition, until the market has fully analyzed the operations of the two separate companies, the prices at which both Value Health and ValueRx Common Stock trade may fluctuate significantly.

Certain Antitakeover Effects

     The Company's Amended and Restated Certificate of Incorporation and By-laws, the shareholder rights plan to become effective upon consummation of the Distribution and the General Corporation Law of the State of Delaware ("Delaware Law") contain several provisions that could make more difficult a change of control of ValueRx in a transaction not approved by the Board of Directors of ValueRx (the "ValueRx Board"). In addition, the ValueRx Board may adopt certain other programs, plans and agreements with its management and/or employees that may make such a change of control more expensive. See "Description of Capital Stock."

Professional and General Liability Insurance

     Various aspects of ValueRx's business, including the dispensing of pharmaceutical products, may subject it to litigation and liability for damages. While ValueRx maintains and intends to continue to maintain professional and general liability insurance coverage, there can be no assurance that ValueRx will be able to maintain such insurance in the future or that such insurance will be available on acceptable terms or will be adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of ValueRx's insurance coverage could have a material adverse effect upon ValueRx's business, operating results and financial condition. See "Business."

                 ARRANGEMENTS BETWEEN VALUE HEALTH AND VALUERX

     For the purpose of governing certain of the ongoing relationships between Value Health and ValueRx after the Distribution, and to facilitate an orderly transition to the status of two separate, publicly traded companies, Value Health and ValueRx will enter into the various agreements described in this section. The agreements summarized below have been, or will be, filed as exhibits to the Registration Statement or an amendment thereto, of which this Information Statement is a part, and the following summaries are qualified in their entirety by reference to the agreements as filed.

Reorganization Agreement

     Value Health and ValueRx will enter into an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for, among other things, the principal corporate transactions required to effect the separation of the ValueRx Business from the remaining Value Health businesses and the Distribution, and certain other agreements governing the relationship between Value Health and ValueRx with respect to or in consequence of the Distribution, including provisions relating to the treatment of employee benefit matters and other compensation arrangements for certain former and current ValueRx employees and their beneficiaries and dependents.

     The Reorganization Agreement will contain provisions relating to the tax treatment of the Distribution, including a requirement that ValueRx refrain from taking certain specified actions in order to avoid potentially adverse tax consequences relating to the Distribution. The Reorganization Agreement will also provide that if, as a result of certain transactions occurring after the Distribution Date involving either the stock or assets of either ValueRx or any of its subsidiaries, or any combination thereof, the Distribution fails to qualify as tax-free under the provisions of Section 355 of the Code, ValueRx will indemnify Value Health for all taxes, liabilities, and associated expenses, including penalties and interest, incurred as a result of such failure of the Distribution to qualify under Section 355 of the Code. See "The Distribution-- Certain Federal Income Tax Consequences of the Distribution."

     The Reorganization Agreement will provide for certain cross-indemnities principally designed to place financial responsibility for the contingent liabilities that may arise out of certain litigation relating to the ValueRx Business with ValueRx and financial responsibility for the contingent liabilities that may arise out of certain litigation relating to Value Health's retained businesses and its other subsidiaries with Value Health. The Reorganization Agreement also will provide for the allocation of benefits between Value Health and ValueRx under existing insurance policies after the Distribution Date for claims made or occurrences prior to the Distribution Date and will set forth procedures for the administration of insured claims.

     Finally, the Reorganization Agreement will provide that the Distribution will not be made until certain conditions are satisfied or waived by the Value Health Board in its sole discretion, including: (i) the receipt of the Tax Ruling or an acceptable opinion of tax counsel as to the tax-free status of the Distribution; (ii) final approval by the Value Health Board of the Distribution; (iii) receipt of all material consents required to effect the Distribution; (iv) the Registration Statement being declared effective; (v) the ValueRx Board, composed of the persons identified herein, being duly elected;
(vi) the receipt of the opinion of the Financial Advisor described under "The Distribution--Opinion of Financial Advisor"; (vii) the ValueRx Common Stock being approved for listing on the NYSE; (viii) the transactions contemplated by the Reorganization Agreement in connection with the organization of ValueRx and the separation of the ValueRx Business and the Value Health remaining businesses being consummated in all material respects; (ix) Value Health and ValueRx having entered into each of the agreements, instruments, understandings, assignments and other arrangements to be entered into in connection with the transactions contemplated by the Reorganization Agreement, including, without limitation, any conveyance documents, the Tax Sharing Agreement, and each such agreement being in full force and effect; and (x) no order, injunction or decree having been issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution being in effect. Even if all the conditions are satisfied, the Reorganization Agreement may be terminated and the Distribution abandoned by the Value Health Board, in its sole discretion, without the approval of the Value Health stockholders, at any time prior to the Distribution Date.

Tax Sharing Agreement

     Value Health and ValueRx will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will allocate tax liabilities and responsibility for tax audits for periods prior to, and subsequent to the Distribution Date. The Tax Sharing Agreement will also allocate consolidated alternative minimum tax and other tax credit carry-forwards, if any, as of the Distribution Date between Value Health and ValueRx.

Services Agreement

     The Company and Value Health will enter into a services agreement, pursuant to which Value Health will provide to ValueRx certain administrative and marketing services that may be necessary for the conduct of the ValueRx Business. Such services are day-to-day in nature and are not, cumulatively, material to either ValueRx or Value Health. These services include employee benefit and payroll administration, production of certain marketing support materials, procurement and coordination of insurance policies and tax preparation. In addition, Value Health and ValueRx expect to cooperate on certain sales and account service opportunities and ValueRx will provide pharmaceutical support, on favorable terms, to Value Health's physician practice management activities.

License Agreement

     The Company and Value Health will enter into a license agreement granting the Company certain rights, including but not limited to the worldwide, perpetual, royalty-free right to use the Practice Review System ("PRS"). See "Business--Information Services--Disease Assessment and Analysis."

                                CAPITALIZATION

     The following table sets forth, as of September 30, 1996, the capitalization of ValueRx as adjusted to give effect to the Distribution and related transactions. This information should be read in conjunction with the "Pro Forma Financial Data," "Selected Financial Data" and the Combined Financial Statements included elsewhere herein. The pro forma information set forth below may not reflect the capitalization of ValueRx in the future or as it would have been had ValueRx been a separate, stand-alone company at September 30, 1996.

                                                                              As of September 30, 1996
                                                            -----------------------------------------------------------
                                                                        (In thousands, except per share data)
                                                                                    (unaudited)

                                                                                   Pro Forma
                                                              Historical          Adjustments(A)          As Adjusted
                                                            --------------      ------------------      ---------------
Long-term debt:
  Capitalized lease obligations....................            $    569              $       -              $    569
  Borrowings.......................................                   -                      -                     -
                                                               --------              ---------              --------
    Total long-term debt...........................                 569                      -                   569
                                                               --------              ---------              --------
Stockholder's equity:
  Investment by Value Health, Inc..................             302,351               (302,351)                    -
  Preferred stock - no par value,
    authorized 1,000 shares,
    none issued                                                       -                      -                     -
  Common stock, $.01 par value,
    authorized 50,000 shares,
    outstanding 27,200 shares......................                   -                    272                   272
  Additional paid-in capital.......................                   -                230,257               230,257
  Retained earnings................................                   -                 71,822                71,822
  Unrealized loss on securities available
    for sale, net of tax...........................                (448)                     -                  (448)
                                                               --------              ---------              --------
    Total stockholder's equity.....................             301,903                      -               301,903
                                                               --------              ---------              --------
      Total capitalization.........................            $302,472              $       -              $302,472
                                                               ========              =========              ========

--------------------------
(A) To reflect the anticipated distribution of [27,200] shares of ValueRx Common Stock (at an assumed distribution ratio of one share of ValueRx Common Stock for every [two] shares of Value Health Common Stock held on the Record Date) and the elimination of Value Health's equity investment effected by the Distribution.

                           PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data presents the combined results of ValueRx and its financial position assuming that the Distribution and related transactions had been completed as of the beginning of each period presented, for the combined statements of operations, and as of September 30, 1996, for the combined balance sheet. The unaudited pro forma information has been prepared utilizing the historical Combined Financial Statements of ValueRx. This information should be read in conjunction with the Combined Financial Statements of ValueRx and related notes thereto included elsewhere herein. The unaudited pro forma financial data does not purport to be indicative of the results of ValueRx in the future or what the financial position and results of operations would have been had ValueRx been a separate, stand-alone entity during the periods shown.

                                 ValueRx, Inc.
                  Pro Forma Combined Statements Of Operations
                                  (unaudited)

                                               Nine Months Ended September 30, 1996            Year Ended December 31, 1995
                                             ----------------------------------------   ------------------------------------------
                                                            Pro Forma                                    Pro Forma
                                             Historical    Adjustments    As Adjusted   Historical      Adjustments    As Adjusted
                                             ----------    -----------    -----------   ----------      -----------    -----------
                                                                    (In thousands, except per share data)
Revenues:

  Prescription drugs - services               $ 856,757            -        $ 856,757    $1,053,436             -       $1,053,436
  Prescription drugs - products                 325,521            -          325,521       425,661             -          425,661
  Other, net                                     11,303            -           11,303        13,569             -           13,569
                                             ------------   ------------   ------------  ------------   ------------    ------------
      Total revenues                          1,193,581            -        1,193,581     1,492,666             -        1,492,666
                                             ------------   ------------   ------------  ------------   ------------    ------------

Expenses:

  Costs of services                             781,483            -          781,483       959,838             -          959,838
  Costs of products                             282,954            -          282,954       360,563             -          360,563
  Selling, general and administrative            65,965        1,500(A)        67,465        94,837         2,000(A)        96,837
  Depreciation and amortization                   6,257            -            6,257        11,930             -           11,930
  Amortization of goodwill                        4,179            -            4,179         4,022             -            4,022
  Interest expense                                1,390            -            1,390         3,095             -            3,095
  Loss contracts                                     --            -                         46,600             -           46,600
  Merger-related and restructuring                   --            -                         71,090             -           71,090
                                             ------------   ------------   ------------  ------------   ------------    ------------
      Total expenses                          1,142,228        1,500        1,143,728     1,551,975         2,000        1,553,975
                                             ------------   ------------   ------------  ------------   ------------    ------------
Earnings (loss) before income taxes              51,353       (1,500)          49,853       (59,309)       (2,000)         (61,309)
  Provision (benefit) for income taxes           20,541         (600)(B)       19,941       (14,832)         (800)(B)      (15,632)
                                             ------------   ------------   ------------  ------------   ------------    ------------
Net earnings (loss)                           $  30,812        ($900)       $  29,912      ($44,477)      ($1,200)        ($45,677)
                                             ============   ============   ============  ============   ============    ============
Shares to be issued (C)                                                        27,200                                       27,200
                                                                           ============                                 ============
Net earnings (loss) per share (C)                                               $1.10                                       $(1.68)
                                                                           ============                                 ============


----------------------------------------
(A) To reflect the estimated incremental costs associated with being an independent public company, including costs associated with corporate administrative services such as tax, treasury, risk management and insurance, legal, shareholder relations and marketing.

(B) To reflect the estimated tax impact, at statutory rates, for pro forma adjustments.

(C) Pro forma net income per share is computed as if the distribution of approximately [27,200] shares of ValueRx Common Stock (at an assumed distribution ratio of one share of ValueRx Common Stock for every [two] shares of Value Health Common Stock held on the Record Date) had been outstanding for the periods presented.

                                 ValueRx, Inc.
                       Pro Forma Combined Balance Sheet
                                  (unaudited)

                                                                                 September 30, 1996
                                                               -------------------------------------------------------
                                                                                     Pro Forma
                                                                Historical          Adjustments           As Adjusted
                                                               ------------       ----------------       -------------
Assets:                                                                            (In Thousands)
Current assets:
  Cash and cash equivalents                                     $   41,809         $   (35,139)(A)        $    6,670
  Accounts receivable, net                                         249,428                  --               249,428
  Inventories                                                       27,983                  --                27,983
  Prepaid expenses and other current assets                         12,341                  --                12,341
  Deferred taxes                                                    33,675                  --                33,675
                                                               -----------        ----------------       -------------
      Total current assets                                         365,236             (35,139)              330,097
                                                               -----------        ----------------       -------------

Fixed assets, net                                                   50,774                  --                50,774
Long-term investments                                                  903                  --                   903
Goodwill, net                                                      132,392                  --               132,392
Other assets                                                        18,888                  --                18,888
                                                               -----------        ----------------       -------------
      Total assets                                              $  568,193         $   (35,139)           $  533,054
                                                               ===========        ================       =============
Liabilities and Stockholder's Equity:
Current liabilities:
  Payable to providers                                          $  143,755                  --            $  143,755
  Accounts payable and accrued expenses                             52,039                  --                52,039
  Due to affiliates, net                                            35,139             (35,139)(A)                --
  Accrued loss contracts                                            12,128                  --                12,128
  Merger-related and restructuring                                  14,984                  --                14,984
  Other liabilities                                                  7,117                  --                 7,117
                                                               -----------        ----------------       -------------
      Total current liabilities                                    265,162             (35,139)              230,023
                                                               -----------        ----------------       -------------
                                                                                            --
Capital lease obligations, less current portion                        569                  --                   569
Long-term borrowings                                                    --                  --                    --
Other liabilities                                                      559                  --                   559
                                                               -----------        ----------------       -------------
      Total liabilities                                            266,290             (35,139)              231,151
                                                               -----------        ----------------       -------------

Stockholder's equity:
  Investment by Value Health, Inc.                                 302,351            (302,351)(B)                --
  Preferred stock - no par value, authorized,
    1,000 shares, none issued                                           --                  --                    --
  Common stock, $.01 par value, authorized
    50,000 shares, outstanding 27,200 shares                            --                 272(B)                272
  Additional paid-in capital                                            --             230,257(B)            230,257
  Retained Earnings                                                     --              71,822(B)             71,822
  Unrealized loss on securities available for
    sale, net of tax                                                  (448)                 --                  (448)

                                                               -----------        ----------------       -------------
      Total stockholder's equity                                   302,351                  --               302,351
                                                               -----------        ----------------       -------------
      Total liabilities and stockholder's equity                $  568,193         $   (35,139)           $  533,054
                                                               ===========        ================       =============

----------------------------------------
(A)   To record the planned repayment of net payables to Value Health.

(B) To reflect the anticipated distribution of approximately [27,200] shares of ValueRx Common Stock (at an assumed distribution ratio of one share of ValueRx Common Stock for every [two] shares of Value Health Common Stock held on the Record Date) and the elimination of Value Health's equity investment effected by the Distribution.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial information with respect to ValueRx. Selected unaudited historical financial information for the nine months ended September 30, 1996 and 1995 includes all adjustments, consisting only of normal recurring accruals that are considered necessary for a fair presentation of combined operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The selected historical financial data that relate to the three year period ended December 31, 1995, have been derived from the Combined Financial Statements audited by Coopers & Lybrand L.L.P., independent public accountants. The selected historical financial data for the two year period ended December 31, 1992, have been derived from unaudited historical financial statements. In the opinion of management, the unaudited historical financial statements reflect all adjustments, consisting of normal adjustments necessary to present fairly the financial position of the Company at December 31, 1992 and 1991, and the results of operations and cash flows for the years then ended. The historical financial data of the Company may not reflect the results of operations or financial position that could have been obtained had the Company been a separate, stand-alone company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes thereto contained elsewhere herein. Historical per share data for net income has not been presented because ValueRx was operated as a wholly owned subsidiary of Value Health for the periods presented below.

                                             Nine Months Ended
                                               September 30,                         Years Ended December 31,
                                          -----------------------    ----------------------------------------------------------
                                             1996         1995          1995          1994       1993       1992       1991
                                          ----------   ----------    ----------    ----------   --------   --------   ---------
                                                                            (In Thousands)
INCOME STATEMENT DATA:
Total Revenues..........................  $1,193,581   $1,080,218    $1,492,666    $1,288,645   $871,807   $595,918   $404,149
Costs & Expenses:
  Costs of Services and Products........   1,064,437      951,218     1,320,401     1,142,461    753,764    518,825    346,194
  Selling, General and Administrative...      77,791       85,748       113,884       106,402     80,115     53,264     32,988
  Other Charges (A).....................         ---      110,753       117,690         5,985        ---        ---        ---
                                         ------------ ------------  ------------  ------------ ---------- ---------  ----------
 Earnings (Loss) Before Income Taxes....      51,353      (67,501)      (59,309)       33,797     37,928     23,829     24,967
 Provision (Benefit) for Income Taxes...      20,541      (21,926)      (14,832)       14,590     14,987      9,597      7,834
                                         ------------ ------------  ------------  ------------ ---------- ---------  ----------
 Net Earnings (Loss)....................  $   30,812   $  (45,575)   $  (44,477)   $   19,207   $ 22,941   $ 14,232   $ 17,133
                                         ============  ===========  ============  ============ ========== =========  ==========

BALANCE SHEET DATA:
 Working Capital........................  $  100,074   $   62,404    $   58,406    $   63,929   $ 22,695   $ 31,494   $116,715
 Total Assets...........................  $  568,193   $  532,214    $  555,247    $  480,263   $431,126   $317,769   $253,238
 Long-term Debt.........................         ---          ---           ---    $   12,187     12,267     18,000     24,125
 Stockholder's Equity...................  $  301,903   $  241,318    $  242,298    $  271,900   $225,990   $194,650   $174,144

--------------------------------------
(A) Amounts represent certain charges for loss contracts, merger-related and restructuring accruals. See Notes 3 and 4 to the Combined Financial Statements included elsewhere herein.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of ValueRx's historical results of operations and of its liquidity and capital resources should be read in conjunction with the historical and pro forma Combined Financial Statements and related notes thereto included elsewhere herein.

Overview

     ValueRx, the largest independent pharmacy benefit manager in the U.S., provides managed prescription drug programs to managed care organizations ("MCOs"), insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies. Comprehensive services offered by the Company include retail pharmacy networks, mail service pharmacies, therapeutic pharmaceutical management programs (such as customized formularies), patient and physician profiling and education, claims processing, clinically based drug utilization review and disease management programs.

     The Company historically was operated as part of Value Health. On October 7, 1996, the Value Health Board authorized management to proceed with a plan to separate Value Health into two companies by means of a spin-off of the ValueRx Business. At the time of the Distribution, ValueRx will own the assets, liabilities and operations that prior to the date of the Distribution comprised Value Health's pharmacy benefit and medication management business. Following the Distribution, Value Health and ValueRx will be operated as independent public companies.

     On July 28, 1995, Value Health completed a merger with Diagnostek, Inc. ("Diagnostek"), a pharmacy benefit manager based in Albuquerque, New Mexico. The transaction was accounted for as a pooling of interests and its historical results are included in the combined ValueRx financial statements for all periods presented. During the third and fourth quarters of 1995, the Company recorded merger and restructuring related charges primarily as a result of its acquisition of Diagnostek, including certain special charges to eliminate duplicate facilities, systems and personnel. Additional special charges were recorded to reserve for certain loss contracts, to accrue for shareholder litigation exposures, and to write-off certain balance sheet amounts that were not deemed recoverable upon the Company's review of the books and records of Diagnostek subsequent to the merger. Excluding the foregoing charges, earnings from continuing operations before income taxes would have been $55.4 million, for the nine month period ended September 30, 1995, and $70.5 million and $51.8 million, for the full years ended December 31, 1995 and 1994, respectively. Earnings (loss) from continuing operations before income taxes, as reported, were ($67,501) for the nine month period ended September 30, 1995, and, ($59,309) and $33,797, for the full years ended December 31, 1995 and 1994, respectively.

     On July 3, 1996, the Company contributed the assets of its institutional pharmacy business to a joint venture with Allegiance Corporation. The Company's investment in the joint venture is recorded using the equity method, eliminating recognition of revenues and expenses of such business in the Company's results of operations subsequent to July 3, 1996. The Company's proportionate share of joint venture results of operations is reflected in Other, net.

Results Of Operations

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     The following table sets forth certain combined financial data and such data as percentages of total revenues for the periods presented:

                                                                   For the nine months ended September 30,
                                                      ---------------------------------------------------------------
                                                                   1996                              1995
                                                      ----------------------------       ----------------------------
                                                                               (unaudited)
                                                                    (In thousands, except percentages)
Revenues
  Prescription drugs - services..................      $  856,757           71.8%         $  751,464           69.6%
  Prescription drugs - products..................         325,521           27.3%            318,183           29.4%
  Other, net.....................................           8,844            0.7%              7,391            0.7%
  Investment income..............................           2,459            0.2%              3,180            0.3%
                                                      ------------    ------------       ------------    ------------
Total revenues...................................       1,193,581          100.0%          1,080,218          100.0%
                                                      ------------    ------------       ------------    ------------
Expenses
  Costs of services..............................         781,483           65.6%            684,258           63.3%
  Costs of products..............................         282,954           23.7%            266,960           24.7%
  Selling, general and administrative............          65,965            5.5%             71,484            6.6%
  Depreciation and amortization..................           6,257            0.5%              8,459            0.8%
  Amortization of goodwill.......................           4,179            0.3%              2,951            0.3%
  Interest expense...............................           1,390            0.1%              2,854            0.3%
  Loss contracts.................................               -            0.0%             46,600            4.3%
  Merger-related and restructuring...............               -            0.0%             64,153            5.9%
                                                      ------------    ------------       ------------    ------------
Total expenses...................................       1,142,228           95.7%          1,147,719          106.2%
                                                      ------------    ------------       ------------    ------------
Earnings (loss) before income taxes..............          51,353            4.3%            (67,501)          (6.2%)
  Provision (benefit) for income taxes...........          20,541            1.7%            (21,926)          (2.0%)
                                                      ------------    ------------       ------------    ------------
Net earnings (loss)..............................      $   30,812            2.6%        ($   45,575)          (4.2%)
                                                      ============    ============       ============    ============

Revenues


     Total revenues for the nine months ended September 30, 1996 of $1,193.6 million increased by $113.4 million or 10.5% compared to the same period in 1995. The addition of new customers increased revenues by $169.0 million, which amount was offset by $38.4 million in non-renewed business. Non-renewal of prescription drug service and product business occurred as a result of certain loss contracts canceled by the Company as well as contracts canceled by certain customers. As a result of the formation of the joint venture with Allegiance discussed above, revenues for the nine month period ended September 30, 1996 were $18.0 million lower than in the comparable prior year period.

     Prescription Drugs - Services. Prescription drug service revenues from the retail and hospital pharmacy management business for the nine months ended September 30, 1996 of $856.8 million increased by $105.3 million or 14.0% compared to the same period in 1995. The addition of new customers increased revenues by $152.5 million, which amount was offset by $29.2 million in non-renewed business. The increase in prescription drug service revenues was also offset by the accounting treatment for the Company's revenues from its joint venture with Allegiance Corporation, as discussed above.

     Prescription Drugs - Products. Prescription drug product revenues from the mail service pharmacy business for the nine months ended September 30, 1996 of $325.5 million increased by $7.3 million or 2.3% compared to the same period in 1995. The addition of new customers increased revenues by $16.5 million, which amount was offset by $9.2 million in non-renewed business.

     Other, Net. Other revenues primarily consist of revenue from standalone drug utilization review programs and information services consulting. Other revenues for the nine month period ended September 30, 1996 of $8.8 million increased $1.5 million or 19.7% compared to the same period in 1995.

     Investment Income. Investment income for the nine month period ended September 30, 1996 of $2.5 million decreased by $0.7 million or 22.7% compared to the same period in 1995. The decrease in investment income was primarily due to lower investment balances in the first six months of 1996.

Expenses

     Costs of Services. The Company's costs of services consist of direct expenses of providing specialty managed care services, including pharmacy claim payments and costs associated with claims processing operations, offset by fees received from pharmaceutical manufacturers in connection with the Company's formulary management and rebate programs. Costs of services for the nine month period ended September 30, 1996 of $781.5 million increased by $97.2 million or 14.2% compared to the same period in 1995. As a percentage of service revenues, costs of services for the nine month period ended September 30, 1996 of 91.2% were at substantially the same level as in the same period in 1995.

     Costs of Products. The Company's costs of products consist of the cost of mail order prescription drugs, including labor and overhead charges associated with warehousing, processing and shipping activities. Costs of products for the nine months ended September 30, 1996 of $283.0 million increased by $16.0 million or 6.0% compared to the same period in 1995. As a percentage of product revenues, costs of products increased to 86.9% during the nine months ended September 30, 1996 compared to 83.9% for the same period in 1995. The higher costs of products ratio was primarily related to the competitive pricing environment and the loss of certain profitable accounts since the third quarter of 1995. The Company's continuing automation of its mail service pharmacies, which will significantly increase pharmaceutical dispensing capacity, should allow for increased economies of scale to the extent the Company experiences higher volumes of mail service prescriptions in the future.

     Selling, General and Administrative. Selling, general and administrative expenses for the nine months ended September 30, 1996 of $66.0 million decreased $5.5 million or 7.7% compared to the same period in 1995. The decrease was primarily a result of the Company's restructuring and reengineering programs implemented in 1996. As a percentage of revenues, selling, general and administrative expenses were 5.5% for the nine month period ended September 30, 1996, compared to 6.6% for the same period in 1995. The lower ratio during 1996 is due to the increase in revenues during 1996 and the impact of the Company's restructuring and reengineering programs implemented during 1996. The Company expects that selling, general and administrative expenses as a percentage of revenues will decrease further, as the Company continues to implement its reengineering programs.

     Depreciation and Amortization. Depreciation and amortization expense, which consists of depreciation of property and equipment and the amortization of intangible assets arising from purchased and internally developed software, for the nine months ended September 30, 1996 of $6.3 million decreased by $2.2 million or 26.0% compared to the same period in 1995. The decrease in depreciation and amortization expense was primarily due to 1995 write-offs of property, plant and equipment balances as a result of Diagnostek merger-related activities and restructuring programs.

     Amortization of Goodwill. Amortization of goodwill for the nine months ended September 30, 1996 of $4.2 million increased by $1.2 million or 41.6% compared to the same period in 1995, primarily as a result of the Company's acquisition of Medintell Systems Corporation in January of 1996.

     Interest Expense. Interest expense for the nine months ended September 30, 1996 of $1.4 million decreased by $1.5 million or 51.3% compared to the same period in 1995, due to repayment of outstanding debt in the third quarter of 1995.

     Loss Contracts. During the first nine months of 1995, the Company recognized $46.6 million of expense to accrue future estimated losses on certain risk-based or full risk pharmacy benefits management contracts. See Note 3 to the Combined Financial Statements included elsewhere herein.

     Merger-Related and Restructuring. As discussed above, during the first nine months of 1995, the Company recognized merger-related and restructuring expense of $64.2 million in connection with the Diagnostek merger. See Note 4 to the Combined Financial Statements included elsewhere herein.

     Earnings (loss) Before Income Taxes. Earnings (loss) from continuing operations before income taxes for the nine months ended September 30, 1996 and 1995 were $51.4 million and ($67.5) million, respectively.

     Provision (benefit) for Income Taxes. The effective tax rates/(benefit) for the nine month period ended September 30, 1996 and 1995 were 40% and (32.5%), respectively. The income tax provision for both periods includes the utilization of net operating loss carryforwards and an estimate for state income taxes. The benefit rate for the nine month period ended September 30, 1995 is lower than the comparable effective tax rate for 1996 as a result of a high level of non-deductible merger-related and other expenses relative to the reported losses before taxes. At September 30, 1996, the Company has recorded a deferred tax asset of $33.7 million to reflect the future tax benefits of loss carryforwards and temporary differences. Management believes that sufficient taxes were paid in the carryback period and that sufficient taxable income will be generated in the future to realize the deferred tax benefits.

     Net Earnings (loss). As a result of the foregoing, the Company had net earnings (loss) for the nine months ended September 30, 1996 and 1995 of $30.8 million and ($45.6) million, respectively.

Fiscal Years Ended December 31, 1995, 1994 and 1993

     The following table sets forth certain combined financial data and such data as percentages of total revenues for the periods presented:

                                                                         For the years ended December 31,
                                              ------------------------------------------------------------------------------------
                                                        1995                           1994                        1993
                                              -------------------------     -------------------------    -------------------------
                                                                         (In thousands, except percentages)
Revenues
  Prescription drugs - services............    $1,053,436        70.6%       $  891,611        69.2%        $523,278        60.0%
  Prescription drugs - products............       425,661        28.5%          382,326        29.7%         321,948        36.9%
  Other, net...............................         9,690         0.6%            8,635         0.7%          12,165         1.4%
  Investment income........................         3,879         0.3%            6,073         0.4%          14,416         1.7%
                                              ------------ ------------     ------------ ------------    ------------ ------------
Total revenues.............................     1,492,666       100.0%        1,288,645       100.0%         871,807       100.0%
                                              ------------ ------------     ------------ ------------    ------------ ------------
Expenses
  Costs of services........................       959,838        64.3%          815,154        63.3%         471,460        54.1%
  Costs of products........................       360,563        24.2%          327,307        25.4%         282,304        32.4%
  Selling, general and administrative......        94,837         6.3%           91,301         7.1%          68,327         7.8%
  Depreciation and amortization............        11,930         0.8%            7,239         0.6%           5,595         0.6%
  Amortization of goodwill.................         4,022         0.3%            3,679         0.3%           2,356         0.3%
  Interest expense.........................         3,095         0.2%            4,183         0.3%           3,837         0.5%
  Loss contracts...........................        46,600         3.1%                -         0.0%               -         0.0%
  Merger-related and restructuring.........        71,090         4.8%            5,985         0.4%               -         0.0%
                                              ------------ ------------     ------------ ------------    ------------ ------------
Total expenses.............................     1,551,975       104.0%        1,254,848        97.4%         833,879        95.7%
                                              ------------ ------------     ------------ ------------    ------------ ------------
Earnings (loss) before income taxes........       (59,309)       (4.0%)          33,797         2.6%          37,928         4.3%
  Provision (benefit) for income taxes.....       (14,832)       (1.0%)          14,590         1.1%          14,987         1.7%
                                              ------------ ------------     ------------ ------------    ------------ ------------
Net earnings (loss)........................      ($44,477)       (3.0%)      $   19,207         1.5%        $ 22,941         2.6%
                                              ============ ============     ============ ============    ============ ============

Revenues

     Total 1995 revenues of $1,492.7 million increased by $204.0 million or 15.8% compared to 1994, and 1994 revenues of $1,288.6 million increased by $416.8 million or 47.8% compared to 1993. The addition of new customers increased revenues by $235.8 million and $350.9 million in 1995 and 1994, respectively. Revenues from existing customers declined by $33.1 million and increased by $73.0 million in 1995 and 1994, respectively. In addition, acquisitions accounted for $2.4 million and $4.8 million of 1995 and 1994 revenue growth.

     Prescription Drugs - Services. Prescription drug service revenues for 1995 of $1,053.4 million increased by $161.8 million or 18.1% compared to 1994, and 1994 revenues increased by $368.3 million or 70.4% compared to 1993. The addition of new customers, primarily in the Company's fee-for-service based business, increased revenues by $196.2 million and $77.6 million in 1995 and 1994, respectively. Revenues from existing customers declined by $34.4 million and increased by $80.9 million in 1995 and 1994, respectively. The $34.4 million decrease was primarily due to non-renewal of business and price reductions on existing business. Also in 1994, revenues increased by $214.1 million over 1993 as a result of Diagnostek's acquisition of Perform Cost Management, Inc., a retail pharmacy benefit management company.

     Prescription Drug - Products. Prescription drug product revenues for 1995 of $425.7 million increased by $43.3 million or 11.3% compared to 1994, and 1994 revenues increased by $60.4 million or 18.8% compared to 1993. The addition of new customers increased revenues by $42.0 million and $64.0 million in 1995 and 1994, respectively. Revenues from existing customers increased by $1.3 million and decreased by $7.9 million in 1995 and 1994, respectively.

     Other, Net. Other revenues for 1995 of $9.6 million increased by $1.1 million or 12.2% compared to 1994, and other revenues for 1994 of $8.6 million decreased $3.5 million or 29.0% compared to 1993. The increase in other revenues in 1995 over 1994 was primarily due to the Company's acquisition of Value Health Management. The decrease in 1994 over 1993 was due to the Company exiting certain ancillary businesses.

     Investment Income. Investment income in 1995 of $3.9 million declined by $2.2 million or 36.1% compared to 1994, and 1994 investment income of $6.1 million declined by $8.3 million or 57.9% compared to 1993. The 1995 decline was due to lower investment balances and interest rates in 1995 as compared to 1994. The 1994 decline was due to an unusual gain on marketable securities of $6.0 million recorded in 1993, together with lower investment balances in 1994 as compared to 1993.

Expenses

     Costs of Services. Costs of services for 1995 increased by $144.7 million or 17.7% compared to 1994, and 1994 costs increased by $343.7 million or 72.9% compared to 1993. These increases were primarily due to an increased number of plan participants and drug price increases as well as the impact of the Perform Cost Management, Inc. acquisition discussed above. Costs of services as a percentage of prescription drug services revenues were 91.1%, 91.4% and 90.1% in 1995, 1994 and 1993, respectively.

     Costs of Products. Costs of products for 1995 increased by $33.3 million or 10.2% compared to 1994, and 1994 costs increased by $45.0 million or 15.9% compared to 1993. As a percentage of product revenues, costs of products decreased to 84.7% for 1995, from 85.6% during 1994 and 87.7% during 1993. The decrease in the costs of products ratio in 1995 over 1994 and 1994 over 1993 was due to economies of scale achieved from higher volume of mail service prescriptions as well as more favorable purchasing arrangements for prescription drugs.

     Selling, General and Administrative. Selling, general and administrative expenses for the full year 1995 increased by $3.5 million or 3.9% compared to 1994, and 1994 expenses increased by $23 million or 33.6% compared to 1993. The increases in both years were due to staffing and related costs associated with new contracts, added investment in claims processing capability and continued growth in overhead costs to support growth within the Company's product lines. As a percentage of revenues, selling, general and administrative expenses were 6.3%, 7.1%, and 7.8% in 1995, 1994, and 1993, respectively. The 1995 and 1994 decreases were primarily due to greater operating efficiencies from a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization expense was $11.9 million in 1995 as compared to $7.2 million in 1994 and $5.6 million in 1993. The higher level of depreciation and amortization in each year was attributable to increased investment in fixed assets to support growth in the Company's business and increased amortization of capitalized software.

     Amortization of Goodwill. Amortization expense was $4.0 million in 1995 as compared to $3.7 million in 1994, and $2.4 million in 1993. The higher level of amortization in each year was attributable to acquisitions.

     Interest Expense. Interest expense for 1995 decreased by $1.1 million or 26% compared to 1994, and 1994 expense increased by $.3 million or 9% compared
to 1993.   The decrease in 1995 was primarily due to repayment of outstanding debt in the third quarter of 1995. The increase in 1994 was primarily due to increased interest rates.

     Loss Contracts. During the first nine months of 1995, the Company recognized $46.6 million of expense to accrue future estimated losses on certain risk-based or full risk pharmacy benefits management contracts. See Note 3 to the Combined Financial Statements included elsewhere herein.

     Merger-Related and Restructuring. In 1995, the Company recognized merger-related and restructuring expense of $71.1 million in connection with the
Diagnostek merger.   The restructuring program and merger-related activities
described above are expected to result in annualized savings of $25 million. In 1994, the Company recognized merger-related expense of $6.0 million in connection with its mergers with PrescDrug and RxNet. See Note 4 to the Combined Financial Statements included elsewhere herein.

     Earnings (loss) Before Income Taxes. Earnings (losses) from continuing operations before income taxes were ($59.3) million, $33.8 million and $37.9 million in 1995, 1994, and 1993, respectively. Results for 1994 and 1993 included litigation and settlement expenses at Diagnostek of $12.0 million and $6.8 million, respectively.

     Provision (benefit) for Income Taxes. The income tax provisions for the years ended December 31, 1995, 1994, and 1993 include, among other things, the utilization of net operating loss carryforwards and an estimate for state income taxes. The effective tax rates (benefit) for the years ended December 31, 1995, 1994, and 1993 were (25.0%), 43.2% and 39.5%, respectively. The effective benefit rate in 1995 was lower than the comparable effective tax rate for 1994 and 1993 due to the high level of non-deductible merger-related and other expenses. The increased effective tax rate in 1994 as compared to 1993 was attributable to certain non-deductible merger-related and other expenses, including litigation settlement expenses. At December 31, 1995 and 1994, the Company recorded deferred tax assets of $56.1 million and $11.0 million, respectively, which are net of a $5.2 million and $3.0 million valuation allowance. The increase in the allowance between 1994 and 1995 was due to the acquisition of certain net operating losses from business combinations.

     Net Earnings (loss). For the years ended December 31, 1995, 1994, and 1993, the Company had net earnings (loss) of ($44.5) million, $19.2 million and $22.9 million, respectively, as a result of the matters described above.

Liquidity and Capital Resources

     Management assesses ValueRx's liquidity in terms of its overall ability to access cash in support of its ongoing business needs and to fund its growth.
The Company has historically funded its operations and capital expenditures primarily from the proceeds of Value Health stock issuances and internally generated cash from operating activities. Value Health also provided the Company access to its $140 million revolving credit agreement with a bank group. In connection with the planned spin-off of the Company, it is expected that this agreement will be modified to provide future liquidity to ValueRx as a stand-alone entity. As of September 30, 1996, the Company had working capital of $100.1 million and unrestricted cash and marketable securities of $42.7 million.

     Capital additions, net of disposals, were approximately $8.6 million for the nine months ended September 30, 1996. Capital additions of $14.6 million were primarily for computer hardware and software, furniture, leasehold improvements. Disposals of $6.0 million primarily related to closure of a mail service facility in conjunction with the Company's plan of merger and restructuring discussed above. The Company expects its capital expenditures will increase slightly from year to date levels during the fourth quarter of 1996 and throughout 1997, primarily as a result of continued investment in computer hardware and software, mail service automation equipment, and leasehold improvements associated with planned growth and continued reengineering activities.

     Management believes that existing cash and cash equivalents, together with internally generated cash and its anticipated stand-alone revolving credit agreement, will be sufficient to meet the Company's normal operating needs through 1997. The Company does not anticipate paying cash dividends in the foreseeable future.

Inflation

     Health care costs are rising and are expected to continue to rise at rates higher than the Consumer Price Index. Changes in prices charged by manufacturers and wholesalers for pharmaceuticals directly affect the Company's cost of products and services. For the majority of its business, the Company is able to directly recover from its customers the impact of such price changes. With respect to risk sharing arrangements, where the impact of price increases is borne by the Company, management believes that its cost control measures including utilization review and pricing practices help to mitigate the effect of inflation on its operations.

Recently Adopted Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121").
This pronouncement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of or held and used by an entity, and is effective for fiscal years beginning after December 15, 1995. Effective January 1, 1996, the Company adopted SFAS No. 121. The adoption of this statement did not result in a material impact on financial condition, results of operations or cash flows during the first nine months of 1996.

Recently Enacted Pronouncements

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans, and is effective for fiscal years beginning after December 15, 1995, although earlier implementation is encouraged. SFAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument, and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However SFAS No. 123 also allows the Company to continue to measure compensation costs for stock-based compensation using the intrinsic value-based method of accounting prescribed by APB No. 25 "Accounting for Stock Issue to Employees," and make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has elected not to adopt the accounting requirements of SFAS No. 123 and will continue to account for stock-based compensation plans in accordance with APB No. 25. The Company's full year 1996 financial statements will include the pro forma disclosure requirements of SFAS No. 123.

     All other recently enacted pronouncements either have been adopted by, or do not apply to, the Company.

                                   BUSINESS

Overview

     ValueRx, the largest independent pharmacy benefit manager in the U.S., provides managed prescription drug programs to managed care organizations ("MCOs"), insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies. Comprehensive services offered by the Company include national retail pharmacy networks, mail service pharmacies, therapeutic pharmaceutical management programs (such as customized formularies), patient and physician profiling and education, claims processing, clinically based drug utilization review and disease management programs.

     ValueRx provides its services to more than 2,500 customers covering 27 million lives. Based on results through the first nine months of 1996, ValueRx expects to manage for the entire year approximately $2.2 billion in annual drug spending, process more than 60 million prescriptions and review approximately 230 million prescription drug and medical claims through its drug utilization review program.

     The Company believes that it enjoys several competitive advantages over other pharmaceutical benefit managers. As the largest independent PBM, ValueRx benefits from both the scale necessary to operate efficiently and the freedom to act in the best interests of its clients, beneficiaries and providers. Unlike its vertically integrated competitors which are owned by pharmaceutical companies, ValueRx has the freedom to select the most appropriate drug from both an economic and clinical perspective. ValueRx is also a leader in the development of clinical and information tools to help manage the medication process, with over fifteen years of experience in clinically driven analysis of prescription data and clinical interventions. The Company's clinical capabilities are becoming increasingly important in meeting the demand for comprehensive medical management and information services.

Market Characteristics

     The managed care industry has grown rapidly in response to escalating health care costs. The industry's emphasis on cost efficient treatment alternatives, in addition to continuing advances in both medical technology and new drug development, have produced and is expected to continue to produce significant increases in drug utilization and related costs. This has increased an existing need for more appropriate, efficient, cost effective drug delivery management. PBMs initially emerged in the early 1980s primarily to provide cost effective drug claims processing for the health care industry. In the mid-1980s they evolved to include pharmacy networks and drug utilization review to address the need to manage the total cost of pharmaceutical services. Through volume discounts, retail pharmacy networks, mail pharmacy services, formulary administration, claims processing and drug utilization review, PBMs created an opportunity for health benefit plan sponsors to deliver drugs to their members in a more cost effective manner, while improving physician and patient compliance with recommended guidelines for safe and effective drug use.

     The PBM industry has experienced substantial growth both in terms of revenues and lives covered. According to industry sources, PBM market revenues have grown at an annual rate of approximately 35% for the last three years, and approximately 50% of the U.S. population was covered by a PBM in 1995, more than double the lives covered in 1990.

     PBMs have focused on cost containment by (i) obtaining price discounts through retail pharmacy networks, and from drug wholesalers and pharmaceutical manufacturers for mail distribution, (ii) establishing drug utilization review programs to reduce the risk of inappropriate drug complications, (iii) encouraging substitution of generic for branded medications, and (iv) generating rebates from pharmaceutical companies. Over the last several years, in response to increasing payor demand, PBMs have begun to develop sophisticated formulary management capabilities and comprehensive, on-line customer decision support tools in an attempt to better manage the delivery of health care and, ultimately, costs. Simultaneously, health benefit plan sponsors have begun to focus on the quality and efficiency of care, emphasizing disease prevention, or wellness, and care management to lower overall health care costs. This has resulted in a rapidly growing demand among payors for comprehensive disease management programs. By effectively managing appropriate prescription use, PBMs can positively affect both overall medical costs and improve clinical outcomes.

     It is estimated that there are currently over 75 competitors in the U.S. outpatient PBM market, but a majority of the market is served by the five largest companies: ValueRx, Merck-Medco Managed Care, Inc. ("Merck-Medco"), a subsidiary of Merck & Co., Inc., a major pharmaceutical manufacturer; PCS Health Systems, Inc. ("PCS"), a subsidiary of Eli Lilly and Company, a major pharmaceutical manufacturer; Diversified Pharmaceutical Services, Inc. ("DPS"), a subsidiary of SmithKline Beecham plc, a major pharmaceutical manufacturer; and Caremark International Inc. ("Caremark"), a subsidiary of MedPartners, Inc., a major physician practice management company. A number of consumer and retail pharmacy industry groups have petitioned the Federal Trade Commission ("FTC") to reexamine its approval of specific acquisitions and to impose market conduct and operating requirements on the vertically integrated pharmaceutical-PBM companies. The FTC recently issued a subpoena to at least one such company as part of its continuing oversight of these integrated companies.

     The Company believes that future growth in the PBM industry will be driven by (i) increased utilization of PBM services currently provided to existing PBM clients, (ii) a continuing trend toward outsourcing of pharmacy management services by MCOs, insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies, (iii) increasing penetration by MCOs, which are large consumers of PBM services, into the growing Medicare and Medicaid market and (iv) demand for comprehensive pharmacy benefit, medication management and disease management services as health care service providers and physician practice management companies assume medical care risk from MCOs.

Strategy

     The Company's goal is to extend its leadership in the PBM industry by capitalizing on its position as the largest independent PBM, expanding its client base through customer service improvements, leveraging its size, independence and clinical capabilities to gain market share. It will also leverage its existing clinical and information tools to meet the growing demand for a PBM to impact not only pharmacuetical costs, but overall medical costs through comprehensive medical and disease management services.

     Capitalize on Position as the Largest Independent PBM. The Company will seek to leverage its position as the largest independent PBM in the U.S. to improve its margins and gain market share. The Company intends to capitalize on its size to improve margins by improving its financial relationships with manufacturers and by introducing creative mechanisms through plan design and clinical management to influence provider prescribing patterns, thereby directing market share to certain products. As the largest independent PBM in the U.S., the Company can offer drug manufacturers access to its more than 2,500 customers covering 27 million lives and managing approximately $2.2 billion in annual drug spending. The Company intends to increase its market share relative to competitors by emphasizing the strengths of its independence to potential clients, including its ability to provide unbiased and flexible formulary decisions free of the conflicting economic interests intrinsic to its vertically integrated competitors. See "--Market Characteristics."

     Expand Client Base through Customer Service Excellence. The Company intends to increase its market share through demonstrating significant improvements in customer service. Recent customer service improvements include implementation of Client Centered Service Teams (CCSTs), investment of approximately $7.8 million in 1996 in its customer call centers and mail service pharmacies to upgrade equipment, reengineer processes, establish a new call center and improve dispensing accuracy and increase efficiency. See "--Pharmacy Benefit Management Administration--Client Services." The Company believes it now has a market leading customer service capability.

     Leverage Size, Independence and Clinical Capabilities to Gain Market Share. The Company believes that it can extend its leadership in the PBM industry by increasing the use of therapeutic management techniques, including restricted and closed formularies, promoting more cost-effective therapeutic equivalents for prescribed drugs through the Company's preferred drug program and developing on-line connections with physicians to influence the choice of drug at the point of prescribing. By effectively implementing these interventions, leveraging the Company's size and independence to obtain higher price discounts from drug manufacturers (especially non-integrated pharmaceutical manufacturers), by providing focused provider communications and education and leveraging the Company's extensive clinical analytic tools to influence prescribing patterns, the Company believes it can deliver a better service to potential clients than those currently offered by its competitors.

     Use Clinical Tools to Meet Growing Demand for Comprehensive Medical Management and Information Services. As a leader in the development of clinical tools to help manage the medication process, the Company will seek to benefit from the rapidly growing demand among MCOs for comprehensive programs to manage their total health care resources to achieve better health outcomes at a lower cost. The Company is capable of satisfying this demand through its ability to offer clients disease management programs that target high-volume, high-cost illnesses with demonstrated variation in drug utilization where there is an ability to intervene to improve medical management, and hence outcomes, while lowering costs. In addition, the Company can offer clients The Disease Assessment and Management Report, an innovative medical management support tool that produces profiles of the key disease states in a target population. The Company can then provide the client with the disease management programs and other clinical interventions to help manage those illnesses. See "Business--Clinical Services--Disease Management Programs" and "--Information Services."

Pharmacy Benefit Management Services

     The Company markets its integrated pharmacy benefit management programs product line through its mail pharmacy dispensing centers and its contracted retail networks to MCOs, insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies.

Mail Service Pharmacy

     The Company's mail service prescription option is fully integrated with its managed prescription drug benefit plans to enable plan sponsors to realize cost savings, while benefiting from the Company's clinical capabilities. See "-- Clinical Services." Mail prescription service is available as a convenience to individuals who prefer to fill prescriptions by mail. Mail service prescriptions are typically for long-term maintenance medications to treat chronic disorders, which comprise over 70% of prescription costs. The Company's mail service dispensing centers are located in Albuquerque, New Mexico, Bensalem, Pennsylvania and Troy, New York. Based on results through the first nine months of 1996, the Company's mail prescription service is expected to process approximately 5.7 million prescriptions in 1996, representing approximately $475 million in drug spending. As an added convenience, to provide additional cost savings to clients and as an additional source of revenues, the Company anticipates introducing over-the-counter medications through its mail service in 1997.

     In addition to offering beneficiaries greater convenience, mail service pharmacies offer customers greater savings than are typically generated through the use of retail networks. These additional savings derive from two sources. First, the Company can offer customers greater discounts on drugs dispensed through the mail service pharmacy since the Company eliminates the retailer and purchases directly from wholesale distributors and manufacturers. Second, the Company can offer its preferred drug program through its mail service pharmacy. This program generates additional savings by active intervention by ValueRx employees with providers to change prescriptions to more cost effective and equally safe and effective medications. See "--Clinical Services."

     ValueRx recently implemented a program to further improve the operating efficiencies of its mail service operations through a complete reengineering and automation of its mail order process. A significant component of this program involves upgrading to the latest generation of automated dispensing equipment. For example, the Company is investing approximately $5 million to purchase and implement state-of-the-art automated pharmaceutical dispensing machines for each of its Bensalem and Albuquerque facilities. These new machines will enhance current dispensing functions, significantly reducing reliance on labor-intensive dispensing processes. Other advantages of the machines include the minimization of dispensing errors, a substantial increase in overall prescription capacity for each facility and greater efficiencies in the order inspection process. Registered pharmacists continue to play a critical role in the Company's mail service operations, providing value-added clinical services, ensuring effective quality control and inspecting each prescription prior to shipment. Installation of the machines is expected to be completed in Bensalem in the fourth quarter of 1996 and in Albuquerque in 1997.

     The Company has also expanded the use of bar code and scanning technology at each of its dispensing centers to (i) track orders throughout the fulfillment process to enable the Company to update location and status of a prescription at any time, (ii) minimize errors in shipping and (iii) improve communications with payors.

Retail Pharmacy Benefit Management Administration

     ValueRx's prescription drug preferred provider organization includes a national network of contracted chain and independent pharmacies. As part of its prescription drug benefit programs (including its mail service), the Company employs a specialized proprietary claims administration system which collects data and administers a wide variety of ValueRx plan designs. The system links network pharmacies through on-line terminals that enable the pharmacist to process prescription drug claims. When a ValueRx plan member presents his or her identification card at a network pharmacy, the network pharmacist sends the specified claim data in an industry standard format to the Company, which processes the claim and within seconds responds to the pharmacy. The processing of the claim involves (i) checking and alerting the pharmacist, if necessary, as to member eligibility, non-covered items, prior authorizations, early refills, duplicate dispensing (including for same drug and therapeutic duplication), drug interactions (including for drug-drug, drug-disease, drug-age and drug-gender interaction) and over- or underutilization, (ii) updating the member's prescription drug claim record, (iii) if the claim is accepted, confirming to the pharmacy that it will receive payment for the drug dispensed and (iv) informing the pharmacist of the amount required to be paid by the member ("co-payment"). The Company's on-line linkage includes the capability to vary the amount of co-payment based either on the choice of drug dispensed (e.g., branded, generic or preferred), the prescribing physician (e.g., in or out of network) or the dispensing pharmacy (e.g., in or out of network). The Company also gathers information through its software programs to monitor its clients' drug benefit plans and supplies statistical reports to clients regarding drug utilization, costs and other information. See "--Clinical Services."

     Based on results through the first nine months of 1996, ValueRx expects to process approximately 56 million retail prescriptions, representing approximately $1.7 billion of drug spending. The Company offers prescription benefits through flexible retail networks that can be customized for clients in order to balance their need for access with their concern for limiting cost. Clients can choose among any of the Company's existing networks, the largest of which contains more than 47,000 pharmacies, representing approximately 80% of all retail pharmacies in the U.S.

     Under the majority of ValueRx prescription drug benefit plans, plan beneficiaries obtain medications from a network pharmacy which then bills the Company at previously negotiated rates. ValueRx is reimbursed by the plan sponsor on a per-prescription basis reflecting a discount off the medication's average wholesale price plus a claim processing and dispensing fee. The Company bears no financial risk for increases in the number of prescriptions, nor does it carry any significant risk for unit price changes, because the cost of the medications has been previously negotiated. Some arrangements, however, adjust the Company's fees by measuring performance against targeted cost criteria. According to certain other ValueRx prescription drug benefit plans, the Company agrees to provide prescription drug benefits for a fixed monthly payment per employee. For such arrangements, the Company bears the risk or enjoys the benefit that claims may vary from the amount of fixed monthly payments.

Client Services

     ValueRx has recently reorganized its client services by implementing Client Centered Service Teams (CCSTs). These dedicated teams consist of an account director and specialists in sales, implementation and clinical services. Each team is supported by dedicated staff resources in areas such as finance and information systems. These teams provide clients with a central point of contact and accountability, a seamless interface between sales and service, coordinated planning and implementation, consultative services, focused management of account information and efficient problem resolution.

     ValueRx has invested approximately $7.8 million in 1996 in its customer call centers and mail service pharmacies to upgrade equipment, reengineer processes and establish a new call center. These initiatives have resulted in significant improvements in customer service as measured by average length of time to answer incoming client, beneficiary, pharmacy and physician calls, percentage of incoming calls met with a busy signal and percentage of mail order prescriptions shipped within two days of receipt.

     ValueRx operates four customer call centers, which answer client and beneficiary questions about ValueRx plans, receive prescriptions from physicians and prescription refill orders from patients for the mail service pharmacies, provide clinical information and assist in patient education. In 1996, the Company established a new, state-of-the-art customer call center in Plymouth, Minnesota, installed leading-edge telephone switching equipment at its Albuquerque and Plymouth call centers and extensively retrained and upgraded staff. Through these technology and management enhancements, ValueRx has created a "virtual" call center which allows for calls coming into one center to be automatically re-routed to another center to better balance call center volume and speed answer time. ValueRx's call center operations are staffed 24 hours per day, seven days per week and have multilingual capabilities.

     The Company has also upgraded its on-line pharmacy links to enhance flexibility in managing restricted and closed formularies. See "--Clinical Services--Management of Drug Selection--Formulary Compliance Programs." ValueRx is making additional investments in its mail service facilities to improve dispensing accuracy and increase efficiency. See "--Mail Service Pharmacy."

Clinical Services

     As an integral component of its PBM services, the Company develops and implements customized programs of clinical services designed to reduce drug benefit costs while promoting clinically appropriate drug usage to obtain the best medical outcome. These programs focus on (i) promoting more cost-effective alternatives, within the same therapeutic class, and managing the drug selection process through implementation of formulary compliance programs, and (ii) managing the drug utilization process by identifying inappropriate prescribing patterns, drug interactions and over- or underutilization as well as case management and medical necessity review aimed at ensuring that high-cost drugs are prescribed and used appropriately, (iii) physician profiling and patient education services aimed at improving the efficacy and cost-effectiveness of physician prescribing and (iv) disease management programs.

Management of Drug Selection

     Formulary Compliance Programs.  ValueRx offers clinical formulary
     -----------------------------
compliance programs that can provide ValueRx clients with significant cost savings by exchanging more economical and therapeutically appropriate formulary medications for certain drugs prescribed by a patient's physician. Formularies, or lists of preferred drugs, are one of several interventions used by ValueRx to manage prescribers and patients by encouraging quality, cost-effective prescription choices. ValueRx's clients may select from an open formulary plan design, in which all drugs, formulary or not, are covered by the plan and preferred drugs are merely recommended. The Company also offers formularies with a variety of provisions, in which various financial or other incentives exist to encourage the selection of preferred drugs, and closed formularies, in which benefits are available only for drugs listed on the formulary. The Company's formularies can be customized to reflect regional prescribing patterns and customer requests.

     Formularies are developed by ValueRx's independent Pharmacy and Therapeutics ("P&T") Committee of nationally-recognized, independent medical specialists and practitioners. ValueRx's in-house clinical staff conducts research, designs formulary strategies and makes recommendations to the P&T Committee. Only therapeutically equivalent and A-rated FDA approved drugs are used. The Company's independence assures that formulary decisions are unbiased and based on clinically sound criteria free of the conflicting economic interests of a parent organization. This further enables the Company to utilize its formularies as a tool to leverage its purchasing power with pharmaceutical manufacturers and obtain discounts. In addition to formulary decisions, the committee approves new disease management and other clinical programs.

     The Company also offers clients the option of instituting varied plan designs into their benefit program in order to better manage drug selection. These may include, for example, deductibles or differential copayments to promote the use of mail order pharmacies, generic drugs and lower cost, branded drugs within the same therapeutic class. This feature is designed to encourage beneficiaries to take advantage of more cost effective prescription drug options by reducing the amount of out-of-pocket payment by the beneficiary for those preferred options.

     Preferred Drug Program.  The Company's preferred drug program achieves
     ----------------------
client savings currently in connection with ValueRx's Mail Service Pharmacy through active clinical intervention to change prescriptions. This program screens patient and physician profiles to identify prescriptions for which a less expensive, but equally safe and effective medication could be prescribed.
A dedicated team of registered pharmacists then contacts the prescribing physician to obtain consent to the substitution of a more cost effective medication. These more cost effective medications include branded and generic drugs which are within the same therapeutic class as the drug originally prescribed and produce similar effects. As the Company develops on-line connections with physicians, ValueRx will seek to influence the choice of drug at the point-of-prescribing for retail and mail order, rather than the point-of-sale.

Management of  Drug Utilization

     Drug Utilization Review (DURbase).  DURbase is targeted to address
     ---------------------------------
hospitalizations which are caused by drug conflicts. The Food and Drug Administration estimates that the annual cost of hospitalizations due to inappropriate prescription drug use is $20 billion. The Company's DURbase products, consisting of Concurrent DUR and Retrospective DUR, is a proprietary drug utilization review program that identifies inappropriate prescribing patterns, drug interactions (including for drug-drug, drug-disease, drug-age and drug-gender interaction) and over- or underutilization. DURbase is a product that leverages the Company's more than fifteen years of experience in clinically driven analysis of prescription data and incorporates a database which is updated frequently with information from the approximately 290 million medical and prescription claims reviewed annually by the Company. DURbase applies sophisticated clinically-based screens to review drug claims and to identify patients at high risk for drug-induced illness.

     The Company's Concurrent DUR consists of on-line point-of-sale identifications in which each prescription presented by a patient to a pharmacist is checked against the patient's prescription history. Where a possible conflict is found, an on-line alert message is sent to the pharmacy before the drug is dispensed. If the pharmacist overrides the alert message, she will be promptly contacted by a qualified clinician, typically within 24 hours of the override.

     The Company's Retrospective DUR is a physician and patient profiling mechanism designed to identify inappropriate prescribing patterns, drug interactions (including for drug-drug, drug-disease, drug-age and drug-gender interaction) and over- or underutilization. Each prescription is checked against the patient's relevant drug history. Where a possible conflict is found, the physician is contacted.

     Case Management and Medical Necessity Review. ValueRx's Case Management and
     --------------------------------------------
Medical Necessity Review Program is a prior authorization program that targets high-cost drugs, such as human growth hormone and immune globulin, to ensure that such drugs are prescribed and used appropriately. In addition to providing on-line dispensing limits, the Company conducts comprehensive reviews using sophisticated clinical algorithms. ValueRx's program provides a high savings return for dollars invested while also ensuring that patients are not unnecessarily exposed to adverse side effects of these drugs.

Physician Profiling and Education Services

     ValueRx provides services designed to improve the efficacy and cost-effectiveness of physician prescribing through the use of profiling techniques, followed up by targeted and highly effective education and intervention programs. These programs educate physicians about the efficacy and cost of various drug alternatives and provide them with up-to-date clinical guidelines. The Company analyzes claims data using proprietary clinical guidelines to identify physicians who are either prescribing needlessly expensive drugs and/or prescribing when no medication is necessary. The Company also analyzes dosage of drug and duration of therapy to identify other inappropriate prescribing patterns. Physician profiles are reviewed by specially-trained clinicians to confirm the clinical significance of the prescribing problem. A cost effective education plan is then implemented, using a mix of mailed educational materials and telephone and face-to-face sessions. Physicians are re-profiled semi-annually, with follow-ups as necessary. Re-profiling has documented that these interventions have a significant positive effect on physician prescribing habits.

Disease Management Programs

     ValueRx's disease management programs target high-volume, high cost illnesses with a high level of variation in treatment patterns, where intervention can improve medical and pharmaceutical management, and hence outcomes, while lowering clients' overall health care costs. The Company focuses on diseases for which pharmaceuticals are a major component of the treatment regimen. Disease management programs are designed to help health plan managers leverage drug and medical information to implement more effective and consistent treatment strategies.

     The Company's programs begin with a baseline assessment of a given population's drug claims data and, when available, medical claims data, to determine the prevalence of certain diseases within that population. Where there is a high incidence of a target disease or diseases are identified that display a high variability in treatment, provider prescribing patterns are evaluated to determine how that disease is being treated. Specific educational and clinical interventions are then used to encourage the use of optimal treatment patterns. These interventions involve interaction with physicians through a variety of mechanisms. The program is evaluated through outcomes studies which measure qualitative and quantitative criteria.

     ValueRx also offers its clients the ability to combine and analyze their prescription drug and medical data to better understand the effect of prescription drug use on their overall health care costs and outcomes. This information can then be used to establish guidelines for the most effective use of prescription drugs in treating various diseases. ValueRx then supports the implementation of such guidelines through a variety of approaches. See "--Information Services."

     The baseline assessment indicates which disease conditions are most prevalent and analyzes physicians' prescribing patterns. A report is provided to the client with an action plan for education and/or clinical intervention. A variety of provider oriented interventions can be implemented, such as supplying complete patient drug histories, treatment and prescribing guidelines, targeted physician education and enhanced on-line messaging to pharmacists. Patient-oriented programs, such as educational brochures, self-management techniques and enhanced drug utilization review, are also employed. After the program has been in place for a pre-determined length of time, ValueRx conducts an outcomes study, based on comparisons of drug utilization pre-and-post-program and written feedback from both patients and physicians.

     The Company's Gastrointestinal ("GI") Disease Management Program illustrates how such programs can work to improve the treatment of a specific illness. Since certain gastrointestinal disorders are usually treated with prescription drugs used exclusively to treat such disorders, they are easily identified through ValueRx's drug claims analysis. In addition to the GI program, ValueRx currently offers disease management programs covering asthma and senior citizens and is currently developing a program for diabetes.

Information Services

     In the course of its business, ValueRx collects a significant amount of prescription drug and, when available, medical data. Using sophisticated proprietary clinical and analytical software capabilities, this data can be a powerful tool in helping to improve quality of care and manage costs. ValueRx provides a number of information services which help health plans, employee benefits managers, pharmaceutical manufacturers and others better understand health care costs and develop improved health care strategies.

Disease Assessment and Analysis

     ValueRx offers health plan and benefits managers the capability of linking their drug and medical claims data to better understand their total health care costs and more effectively design treatment strategies. The Company offers clients an innovative medical management support tool called "The Disease Assessment and Management Report."

     The Disease Assessment and Management Report is produced using the sophisticated clinical logic of the Practice Review System developed by VHS, which examines treatment patterns and determines the episode of illness (the clinically based duration of an illness). The system takes into account gender, age, the severity of a patient's illness, the medication the patient is taking, the presence of other diseases and the patient's medical history, allowing for a profile of the patient population that accounts for such factors. In this way, the system is able to place each patient in context, rather than merely comparing each case to normative data. Each episode of illness is then evaluated using "best practice" clinical standards which are developed by panels of clinicians, academics and other experts. These evaluations are aggregated to produce profiles of physician and network performance. Physician practice patterns are adjusted for variations in patient and case mix and are then compared to clinical norms and to peers.

     The Disease Assessment and Management Report also provides a detailed assessment of a client's population, specifically how such diseases are currently being treated in that population, along with suggested interventions to enhance treatment. Key findings are used to benchmark and measure the success of the interventions on a routine basis. ValueRx offers additional services to help health plan managers design and implement their own disease management programs, as well as the ability to outsource those programs completely to ValueRx.

Profiling Systems

     ValueRx offers clients proprietary systems designed to profile physicians and patients. The Company's ProView system is specifically designed for MCOs to profile physician prescribing patterns to identify providers who exhibit inappropriate prescribing practices. The ProView system incorporates the clinical logic embedded in the Company's DURbase program to identify both clinical and financial elements of prescribing patterns. In addition to screening for high-cost drug use, the system can screen for appropriate step therapy (the use of the right drug at the right dose in the clinically appropriate order), the use of generics versus branded drugs and the use of newer, more therapeutically- or cost-effective medications. High cost patient populations can also be profiled to identify populations for which pre-certification or case management programs might be effective.

Medicaid Clinical Management and Database

     ValueRx provides clinical management to nine state Medicaid programs covering approximately 7.2 million beneficiaries and 230 million annual prescription drug and health care claims. The Company has access to the prescription drug and, in certain cases, the medical data of these programs. This data provides a significant supplement to the data collected through ValueRx's managed prescription drug programs enabling the Company to leverage its information services capabilities in creating norms and benchmark values. Medicaid programs, in general, provide for different drug benefits than those typically offered by private providers. As a result of ValueRx's experience in providing clinical services to these programs, the Company believes it is well positioned to capture additional business in this segment as MCOs continue to penetrate the growing Medicare and Medicaid markets.

Supplier to FDA

     ValueRx supplies integrated drug and medical managed care data to the FDA for use in the agency's adverse drug reaction ("ADR") monitoring efforts. These data sets, which are based on disease conditions and drug exposure, help the FDA understand the potential causal relationships between various drugs and medical procedures which could lead to ADRs.

Medication Management Products and Services for Institutions

     Through a joint venture with Allegiance Corporation, ValueRx serves the institutional market with comprehensive medication management services. These services include (i) the management of hospital and other alternative institutional pharmacies, (ii) process consulting designed to help institutions manage the medication process more efficiently and (iii) the provision of clinical software services designed to enhance accuracy and efficiency in the ordering and administering of medications and to facilitate the sharing of medication and other medical information within the institution.

     It is currently estimated that total in-patient drug spending in hospitals and other institutions approximates $15 billion per year. When the associated costs of managing the medication process are added in, this figure approaches $50 billion annually, representing approximately 15% of the total operating costs of the typical hospital.

     The Company believes that the $15 billion in-patient hospital pharmacy market is underpenetrated, with only 11% of the nation's hospitals estimated to be contracting with outside pharmacy management organizations like ValueRx. ValueRx believes that, through its joint venture with Allegiance Corporation, it is the only company among the five largest PBMs which currently offers both institutional and out-patient pharmacy management services. In addition, the Company believes that the demand for providers of medication management services across the in-patient and out-patient settings will continue to grow in the future. As a company in the PBM market that can provide such integrated medication management services, the Company and this joint venture are positioned to benefit from this burgeoning market by offering enterprise-wide medication management across the entire continuum of care.

Sales and Marketing

     ValueRx markets its products primarily through a direct sales force which is complemented by full-time account representatives who assist in responding to requests for proposals and closing sales. While most products are sold directly to MCOs, insurance companies, corporations, labor unions, government entities, other benefit plan sponsors and physician practice management companies, the Company has developed commission arrangements with regional and local independent insurance brokers.

Major Customers

     The Company enters into one-year arrangements with most of its customers. During the year ended December 31, 1995, no customer accounted for more than 10% of the Company's total revenues.

Competition

     It is estimated that there are currently over 75 competitors in the out-patient PBM market, but a majority of the market is served by the five largest companies: ValueRx; Merck-Medco; PCS; DPS; and Caremark. ValueRx faces competition from many group insurance companies, MCOs and other specialty managed care companies. Certain of the Company's competitors are significantly larger and have greater financial resources than the Company, including several large PBM companies that have been acquired by drug manufacturers. ValueRx believes that its principal competitive strengths are its size, independence and clinical capabilities. See "Special Factors--Competition."

Intellectual Property

     ValueRx's software for DURbase and other products has been developed internally by the Company and under research and development agreements with third parties. In addition, the Company acquired licenses and other rights to certain information which was used in early research and development activities. The Company claims copyrights to its DURbase software and certain related documentation. The Company will have a license to use the Practice Review System developed by VHS. See "Arrangements Between Value Health and ValueRx-- License Agreement."

Government Regulation

     Various aspects of the ValueRx's business are governed by federal and state laws and regulations, and compliance is a significant operational requirement. The Company believes that it is in substantial compliance with all existing legal requirements material to the operation of its business.

Anti-Remuneration Laws

     Medicare and Medicaid Laws and certain state laws prohibit, subject to certain exceptions and "safe harbors," payment or receipt of any remuneration to induce, arrange for or recommend the purchase of certain health care items or services. Such laws and other state laws designed to protect consumers have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with such programs. In addition, one recent settlement under state consumer protection laws involved certain drug switching practices of a PBM owned by a pharmaceutical company. To the Company's knowledge, such laws have not yet been applied to prohibit contractual relationships between PBMs and drug manufacturers related to drug purchasing and formulary management programs, or to contractual relationships of the type the Company has with certain of its clients. No assurances can be given that the Company will not be subject to scrutiny or challenge under one or more of these laws or that any such challenge would not have a material adverse effect upon the Company.

ERISA Regulation

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs aspects of the relationship between employer sponsored health care plans and providers of administrative services to such plans through a series of complex statutes and regulations that are subject to periodic interpretation by the IRS and the Department of Labor. ERISA imposes certain requirements on the manner in which the Company does business with employers who provide self-insured benefit plans. Ongoing enforcement activities of the Department of Labor may result in additional limitations on how the Company serves self-insured employer accounts.

Consumer Protection Laws

     Investigations and multi-state settlements under state consumer protection laws have probed the financial incentives provided by pharmaceutical companies to retail pharmacies in connection with drug switching programs. Pursuant to a settlement agreement entered into with 17 states on October 25, 1995, Merck-Medco, the PBM subsidiary of pharmaceutical manufacturer Merck & Co., Inc. ("Merck & Co."), agreed to pay nearly $2 million and agreed to require pharmacists affiliated with Merck-Medco mail service pharmacies to disclose to physicians and patients the financial relationships between Merck & Co., Merck-Medco and the mail service pharmacy when such pharmacists contact physicians seeking to change a prescription from one drug to another. ValueRx believes that its contractual relationships with drug manufacturers and retail pharmacies do not include the features that were viewed by enforcement authorities as problematic in these settlement agreements. However, no assurance can be given that the Company will not be subject to scrutiny or challenge under one or more of these laws.

Network Access Legislation

     A majority of states have adopted some form of legislation affecting the ability of ValueRx to limit access to pharmacy provider networks or to remove network providers. Such legislation may require the Company or its customers to admit any retail pharmacy willing to meet the plan's price and other terms for network participation; this legislation is sometimes referred to as "any willing provider" legislation. To date, ValueRx has not been materially affected by these statutes, but there can be no assurance that these statutes, or other statutes enacted in the future, will not adversely affect ValueRx's business.

Legislation Imposing Plan Design Restrictions

     Some states have legislation prohibiting plan sponsors from implementing certain restrictive design features. For example, some states provide that members of a plan may not be required to use network providers, but must also be provided with benefits even if they choose to use non-network providers; this legislation is sometimes referred to as "freedom of choice" legislation. Other states mandate coverage of certain benefits or conditions. Such legislation does not generally apply to ValueRx, but it may apply to certain of the Company's customers such as HMOs and insurers. If such legislation were to become widespread and broad in scope, it could limit the economic benefits of pharmacy benefit management.

Licensure Laws

     Many states have licensure or registration laws governing certain types of ancillary health care organizations, including companies that provide utilization review and claims administration services. The scope of these laws differs significantly from state to state, and the application of such laws to the activities of pharmacy benefit managers is often unclear. The Company believes that it is in substantial compliance with all material requirements of those laws which are applicable to the Company's operations.

Legislation Affecting Drug Prices

     In the past, some states have adopted legislation requiring pharmacies that participate in a Medicaid program to give the state the best price that the pharmacies make available to any third party plan; this legislation is sometimes referred to as "most favored nation" legislation. Such legislation, if enacted in any state, may adversely affect ValueRx's ability to negotiate discounts in the future from network pharmacies.

Mail Pharmacy Regulation

     Many of the states into which ValueRx delivers pharmaceuticals have laws and regulations that require out-of-state mail service pharmacies to register with the board of pharmacy or similar regulatory body in the state. These states generally permit the mail service pharmacy to follow the laws of the state within which the mail service pharmacy is located. ValueRx has registered in every state in which, to the Company's knowledge, such registration is required. In addition, various pharmacy associations and boards of pharmacy have promoted enactment of laws and regulations directed at restricting or prohibiting the operation of out-of-state mail service pharmacies by, among other things, requiring compliance with all laws of certain states into which the mail service pharmacy dispenses medications whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent that such laws or regulations are found to be applicable to ValueRx, the Company would be required to comply with them.

     Other statutes and regulations impact ValueRx's mail service operations. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days, and to provide customers with refunds when appropriate. The United States Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on the Company's mail service operations. The U.S. Postal Service has exercised such statutory authority only with respect to controlled substances. Alternative means of delivery are available to the Company.

Employees

     As of December 31, 1996, the Company and its subsidiaries employed approximately 1,700 people. The Company has experienced no work stoppages and believes that its employee relations are good.

Properties

     The Company's principal corporate offices are located in Avon, Connecticut and Plymouth, Minnesota. The Company also maintains office space in Minneapolis, Minnesota and three mail service facilities located in Albuquerque, New Mexico, Bensalem, Pennsylvania and Troy, New York. The Company leases approximately 256,000 square feet of space and owns approximately 110,000 square feet of space. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

Legal Proceedings

     In September 1995, two purported class action lawsuits, Freedman v. Value
                                                             -----------------
Health, Inc., et al. and Balkheimer et al. v. Value Health, Inc. et al., were
--------------------     ----------------------------------------------
filed in the United States District Court for the District of Connecticut against Value Health and its directors, and certain of its senior officers. The two lawsuits, which allege violations of the federal securities laws, have been consolidated.

     On September 10, 1996, the parties to Bash, et al. v. Diagnostek, et al., a
                                           ----------------------------------
suit filed in federal court in New Mexico in 1994 against Diagnostek and certain of its former senior officers, reached a settlement, subject to court approval and other conditions. As part of the settlement, Value Health expects that the overlapping claims in a second action, Bash, et al. v. Value Health, Inc., et
                                       --------------------------------------
al. ("Bash II") will be dropped.
      -------

     Value Health denies the allegations in each of the lawsuits described above and intends to defend them vigorously. Value Health and ValueRx anticipate that they will share equally the amount of any adverse judgment in or settlement of Freedman, Balkheimer and Bash II, if any, which is not covered by insurance.
--------  ----------     -------

     In addition to the suits described above, the Company is involved in other litigation arising in the normal course of business. The Company believes that resolution of all of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of operations or cash flows of the Company.

                                   MANAGEMENT

Directors

     Immediately after the Distribution Date, the ValueRx Board is expected to consist of the individuals named in the table below. The ValueRx Board will be divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. Following consummation of the Distribution, the Company intends to appoint two directors who are neither officers nor employees of the Company (the "Independent Directors"). See "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions--Certificate of Incorporation and By-Laws."



                                                       Term Expires at
    Name                       Age                     Annual Meeting in
    -----------------------    --------------------    --------------------
    Steven J. Shulman           45                     2000
    Rodman W. Moorhead, III     53                     1999
    Kevin L. Roberg             45                     1998

     Mr. Shulman will be the Chairman of the Board and Chief Executive Officer of ValueRx. Mr. Schulman was one of the three original senior executives of Value Health, and has served as a director since April 1991, an Executive Vice President from September 1993 until September 1995 and President of the Pharmacy & Disease Management Group since September 1995. From November 1987 until September 1993, he served as Senior Vice President of Value Health. From October 1990 through April 1991, he also served as the acting President and Chief Executive Officer of Value Health's American PsychManagement, Inc. subsidiary. Prior to joining Value Health, Mr. Shulman held a number of positions at CIGNA Healthplan, Inc., including serving as the President of its East Central Division from 1986 to 1987. Mr. Shulman also held a variety of positions with KaiserPermanente Medical Care Program from 1973 to 1983. Mr. Shulman is a director of Ramsay Health Care, Inc., a psychiatric hospital operator, and Novametrix Medical Systems, Inc., a medical instruments company. Mr. Shulman is also a member of the Board of Trustees of the University of Hartford Art School.

     Mr. Moorhead is Senior Managing Director of E.M. Warburg, Pincus & Co., with which he has been since 1973. He was a director of Value Health since May 1987. He is also a director of Arcon Healthcare Inc., Global Health Group, Inc., NeXstar Pharmaceuticals, Inc., Transkaryotic Therapies, Inc. and Xomed Surgical Products, Inc., as well as a number of private firms.

     Mr. Roberg will be Executive Vice President of ValueRx and President and Chief Executive Officer of ValueRx Pharmacy Program, Inc., a wholly owned subsidiary of ValueRx. At Value Health, Mr. Roberg has served as Chief Executive Officer and President of ValueRx Pharmacy Program, Inc. since January 1996. He served as Chief Executive Officer and President of Medintell Systems Corporation in 1995. He served as President of

Western Health Plans, a division of EBP Health Plans, Inc. ("EBP"), and PRIMExtra, Inc., a subsidiary of EBP from 1994 to 1995. He served in a variety of positions at DPS, including Chief Operating Officer and President of the Self Funded and Private Label Division from 1993 to 1994, and Chief Operating Officer from 1990 to 1993 of DPS. He also served as Vice President of HMO Operations for Partners National Health Plans from March 1988 to December 1988.

     Messrs. Shulman and Moorhead are currently directors of Value Health, and will resign such positions shortly prior to the Distribution Date.

Committees of the Board of Directors

     The Board of Directors is expected to establish an Audit Committee and a Compensation Committee. The Audit Committee will, among other things, oversee the accounting and financial functions of ValueRx, including matters relating to the appointment and activities of the Company's independent auditors. The Compensation Committee will, among other things, determine the compensation of the Company's executive officers. It is expected that the Independent Directors will be members of the Audit Committee and the Compensation Committee. The ValueRx By-laws permit the ValueRx Board to establish other committees from time to time as it deems appropriate.

Compensation of Directors

     Following the Distribution, it is anticipated that compensation of non-employee directors, other than Mr. Moorhead, will consist of an annual retainer, payable one-half in cash and one-half in ValueRx Common Stock. In addition, non-employee directors will receive fees for each board and each committee meeting attended. Chairpersons of committees will receive additional annual retainers. Directors are reimbursed for all reasonable travel and other expenses of attending meetings of the ValueRx Board.

     ValueRx anticipates that pursuant to ValueRx's 1997 Stock Incentive Plan (the "1997 Plan"), non-employee directors will be granted nonqualified stock options in a manner complying with the provisions of Rule 16b-3(b) under the Exchange Act.

Executive Officers

     The following table below sets forth the names, ages and titles of the executive officers of the Company following the Distribution.

Name                         Age  Title
----                         ---  -----

Steven J. Shulman..........   45  Chairman of the Board and Chief Executive
                                  Officer


Kevin L. Roberg............   45  Executive Vice President of the Company and
                                  President and Chief Executive Officer of
                                  ValueRx Pharmacy Program, Inc.
Paul M. Finigan............   42  Executive Vice President and Chief Legal
                                  Officer
Rene Lerer, M.D............   41  Executive Vice President and Corporate
                                  Development Officer

     Steven J. Shulman, 45, will be Chairman of the Board and Chief Executive Officer of ValueRx. Mr. Shulman was one of the three original senior executives of Value Health, and has been a director since April 1991, an Executive Vice President from September 1993 until September 1995 and President of the Pharmacy & Disease Management Group since September 1995. From November 1987 until September 1993, he served as Senior Vice President of Value Health. From October 1990 through April 1991, he also served as the acting President and Chief Executive Officer of Value Health's American PsychManagement, Inc. subsidiary. Prior to joining Value Health, Mr. Shulman held a number of positions at CIGNA Healthplan, Inc., including serving as the President of its East Central Division from 1986 to 1987. Mr. Shulman also held a variety of positions with KaiserPermanente Medical Care Program from 1973 to 1983. Mr. Shulman is a director of Ramsay Health Care, Inc., a psychiatric hospital operator, and Novametrix Medical Systems, Inc., a medical instruments company. Mr. Shulman is also a member of the Board of Trustees of the University of Hartford Art School.

     Kevin L. Roberg, 45, will be Executive Vice President of ValueRx and President and Chief Executive Officer of ValueRx Pharmacy Program, Inc., a wholly owned subsidiary of ValueRx. At Value Health, Mr. Roberg has served as Chief Executive Officer and President of ValueRx Pharmacy Program, Inc. since January 1996. He served as Chief Executive Officer and President of Medintell Systems Corporation in 1995. He served as President of Western Health Plans, a division of EBP, and PRIMExtra, Inc., a subsidiary of EBP from 1994 to 1995. He served in a variety of positions at DPS, including Chief Operating Officer and President of the Self Funded and Private Label Division from 1993 to 1994, and Chief Operating Officer from 1990 to 1993 of DPS. He also served as Vice President of HMO Operations for Partners National Health Plans from March 1988 to December 1988.

     Paul M. Finigan, 42, will be Executive Vice President and Chief Legal Officer of ValueRx. Mr. Finigan has served as Senior Vice President, General Counsel and Secretary of Value Health since September 1995. From 1992 to September 1995, Mr. Finigan was Vice President, General Counsel and Secretary of Value Health. From 1991 to 1992, he was General Counsel and Secretary of Value Health. From 1988 to 1991, Mr. Finigan was Associate General Counsel and Secretary of Value Health.

     Rene Lerer, M.D., 41, will be Executive Vice President and Corporate Development Officer of ValueRx. At Value Health, he has served as Senior Vice President, Group Operations of the Pharmacy Disease Management Group since September 1995. He has also served as Senior Vice President of Corporate Development at Value Health Sciences and

Medical Director of Value Health Management from August 1992 to September 1995. He also served in a variety of positions at Travelers Insurance Company.

Compensation of Executive Officers

     The following table shows the compensation for services rendered by the Chairman of the Board and Chief Executive Officer of ValueRx and the individuals who are expected to be the four most highly compensated executive officers of ValueRx (collectively, the "named executive officers") based on their Value Health compensation for the fiscal year ending December 31, 1995. The compensation shown in this table was paid by Value Health (or its subsidiaries) for all of their services to Value Health and its subsidiaries. References to "stock options" means options to purchase Value Health Common Stock. Amounts shown are for each individual in their last position with Value Health, and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of ValueRx.

                           Summary Compensation Table

                                       Annual Compensation                        Long-Term Compensation
                              ----------------------------------- ----------------------------------------------------------
                                                                             Awards                        Payouts
                                                                  -------------------------------  -------------------------
                                                  Other
                                                  Annual          Restricted Stock  Securities     LTIP       All Other
Name and                      Salary    Bonus     Compensa-       Award(s)          Underlying     Payouts    Compensation
Principal Position   Year     ($)        ($) (1)  tion ($)        ($)               Options        ($)        ($)
-------------------  -----    --------  --------- --------------- -----------       -------------  ---------  --------------
Steven J. Shulman    1995     355,772   218,000   --              --                    80,000(2)  --                5,010(3)
 Chairman of the
 Board and Chief
 Executive
 Officer

Kevin L. Roberg      1995(4)  --        --        --              --                --             --         --
 Executive Vice
  President and
  President and
  Chief
  Executive
  Officer of
  ValueRx
  Pharmacy
  Program, Inc.

Paul M. Finigan      1995     211,892    54,000   --              --                    60,000(2)  --                3,689(3)
 Executive Vice
 President and
 Chief Legal
 Officer

Rene Lerer, M.D.     1995     214,979    49,275   --              --                    39,216(2)  --                4,846(3)
 Executive Vice
 President and
 Corporate
 Development
 Officer
----------------------------

(1) Amounts awarded under the Value Health Management Incentive Program for the respective fiscal year's performance.
(2) Options granted under Value Health's 1991 Stock Plan for the respective fiscal year's performance. It is anticipated that these Value Health options will be converted into ValueRx Common Stock or options following the Distribution, pursuant to a formula to be determined prior to the Distribution.
(3) Value Health made matching contributions under Value Health's 401(k) Plan for Messrs. Shulman, Finigan and Dr. Lerer, respectively, in the amount of $4,500, $4,500 and $4,500 for fiscal 1995. Value Health also made contributions under its group term life insurance policy on behalf of Messrs. Shulman, Finigan and Dr. Lerer, respectively, in the amount of $510, $224 and $346 for fiscal 1995.
(4)   Mr. Roberg joined the Company in January 1996.

Stock Option Grants

     The following table contains information relating to the Value Health stock option grants made in respect of performance for 1995 under Value Health's 1991 Stock Plan to the named executive officers.

                     Options/SAR Grants in Last Fiscal Year

                                            Individual Grants
                             ----------------------------------------------------                   Potential Realizable Value At
                             Number of         Percentage of                                        Assumed Annual Rates of
                             Securities        Total Options                                        Stock Price Appreciation For
                             Underlying        Granted to         Exercise                          Option Term
                             Options           Employees in       Price               Expiration    -----------------------------
Name                         Granted           Fiscal Year        ($/Share)           Date                5% ($)       10% ($)
------------------------     ---------------   ---------------    ---------------     ------------  -----------------------------
Steven J. Shulman            60,000                 3.75%        $ 23.25               11/02/05       $877,308      $ 2,223,271
                             20,000                 1.25%          23.00               02/06/06        289,292          733,122
Paul M. Finigan              30,000                 1.875%         23.25               11/02/05        438,654        1,111,635
                             30,000                 1.875%         23.00               02/06/06        433,937        1,099,682
Rene Lerer, M.D.             15,216                 0.95%          33.875              05/11/05        324,159          821,482
                             20,000                 1.25%          23.25               11/02/05        292,436          741,090
                              4,000                 0.25%          23.00               02/06/06         57,858          146,624

------------------------

Stock Option Exercises


   The following table contains information relating to the exercise of Value Health stock options by the named executive officers, as well as the number and value of their unexercised Value Health stock options as of December 31, 1995.

              Aggregated Option/SAR Exercises in Last Fiscal Year

                     and Fiscal Year-End Option/SAR Values

                                                       Number of Securities
                                                       Underlying Unexercised          Value of Unexercised
                                                       Options at                      In-The-Money Options
                                                       Fiscal Year End                 at Fiscal Year End ($)(1)
                                                       -----------------------------   -----------------------------
                     Shares
                     Acquired on      Value
Name                 Exercise         Realized ($)     Exercisable    Unexercisable    Exercisable    Unexercisable
------------------   --------------   -------------    ------------   --------------   ------------   --------------

Steven J. Shulman         5,358          $198,445          182,082          138,668        $207,751       $349,001
Paul M. Finigan           2,767            40,725           31,667           99,500               0        263,376
Rene Lerer, M.D.              0                 0           33,133           41,683         176,890        103,950

--------------------------------------------

(1) Based on the closing price on the New York Stock Exchange Composite Transactions of Value Health's common stock on that date ($27.50).

Employment Agreements

     ValueRx intends to enter into employment agreements with Steven J. Shulman, Kevin L. Roberg, Paul M. Finigan and Rene Lerer, M.D., prior to the Distribution. The initial term of each of the respective employment agreements will be [three or five] years and such agreements will be automatically renewed for successive one-year periods after the expiration of the initial term. The compensation payable to such persons pursuant to their respective agreements will be determined prior to the Distribution. The agreements will provide, respectively, for the employment of Mr. Shulman as Chief Executive Officer of ValueRx, Mr. Roberg as Executive Vice President of ValueRx and President and Chief Executive Officer of ValueRx Pharmacy Program, Inc., Mr. Finigan as Executive Vice President and Chief Legal Officer of ValueRx and Dr. Lerer as Executive Vice President and Corporate Development Officer of ValueRx.

Incentive Plans

1997 Stock Incentive Plan

     It is anticipated that, prior to the Distribution, the ValueRx Board will adopt the 1997 Plan, and that Value Health, as sole stockholder of ValueRx, will approve the 1997 Plan. Under the 1997 Plan, which will be administered by the Committee (as defined in the 1997 Plan), awards may be granted to eligible persons in the form of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, performance share unit awards and authorizations to make stock purchases. The 1997 Plan will also provide for the automatic grant of options to all non-employee directors upon their initial election or appointment to the ValueRx Board and upon each anniversary of their initial election or appointment to the ValueRx Board.

1997 Replacement Plan

     It is anticipated that, prior to the Distribution, the ValueRx Board will adopt the ValueRx, Inc. 1997 Replacement Plan (the "1997 Replacement Plan") and that Value Health, as sole stockholder of ValueRx, will approve the 1997 Replacement Plan. Under the 1997 Replacement Plan, the Committee (as defined in the 1997 Replacement Plan) will have authority to grant incentive stock options (within the meaning of Section 422 of the Code), non-qualified stock options, share appreciation rights, restricted stock and performance share unit awards ("Incentive Awards") in replacement of such awards made under Value Health's 1991 Stock Plan.

1997 Employee Stock Purchase Plan

     It is anticipated that, prior to the Distribution, the ValueRx Board will adopt the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"), and that Value Health, as sole stockholder of ValueRx, will approve the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, is designed to provide eligible employees the opportunity to purchase ValueRx Common Stock through payroll deductions. Under the Stock Purchase Plan, which will be administered by the Committee (as defined in the Stock Purchase Plan), eligible employees may subscribe for ValueRx Common Stock at a purchase price equal to 85% of the lesser of (i) the fair market value of the ValueRx Common Stock on the effective date of the subscription, or (ii) the fair market value of the ValueRx Common Stock on the date of exercise.

     Subscriptions for Value Health Common Stock (the "Value Health Subscriptions") pursuant to the Value Health 1991 Employee Stock Purchase Plan of any employee of Value Health who becomes an employee of ValueRx as of the Distribution will be converted into subscriptions for a number of shares of ValueRx Common Stock ("ValueRx Subscriptions") at a per share purchase price to be determined based upon an equitable adjustment formula determined by the ValueRx Board, in accordance with the applicable tax and accounting rules, prior to the Distribution, such that the aggregate purchase price and value of the ValueRx Subscriptions equals the aggregate purchase price and value of the Value Health Subscriptions. Other than the purchase price and the number of shares, the ValueRx Subscriptions will be subject to the same terms and conditions as the Value Health Subscriptions.

                  BENEFICIAL OWNERSHIP OF VALUERX COMMON STOCK

     Until the Distribution Date, Value Health will own all of the outstanding shares of ValueRx Common Stock. The following table sets forth certain information regarding beneficial ownership of ValueRx's Common Stock after the Distribution (based upon the shares of Value Health Common Stock held by such persons as of November 15, 1996 and assuming a distribution ratio of one share of ValueRx Common Stock for every [two] shares of Value Health Common Stock) (i) by each person who is known by ValueRx to own beneficially more than 5% of the outstanding shares of Value Health Common Stock, (ii) by each director and director nominee of ValueRx, and (iii) by each of the named executive officers and (iv) by all executive officers and directors of ValueRx as a group.


                                      Shares Beneficially
Name and Address                           Owned(1)                 Percentage
----------------                      -------------------           -----------

Warburg, Pincus Capital               3,886,255                           14.3%
  Company, L.P.(2)
  466 Lexington Avenue
  New York, New York 10017

Smith Barney Holdings, Inc.(3)        1,387,250                            5.1%
  Travelers Group, Inc.
  388 Greenwich Street
  New York, New York  10013

Steven J. Shulman
Kevin L. Roberg
Rodman W. Moorhead, III(2)
Paul M. Finigan
Rene Lerer, M.D.
All executive officers & directors
 as a group
(5 persons)

---------------------------------------
*  Less than 1%
(1) The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.
(2) The sole general partner of Warburg, Pincus Capital Company, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"), Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, Pincus & Co. ("EMW"), through a wholly owned subsidiary, manages Warburg. WP owns all of the outstanding stock of EMW and, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. EMW owns 0.9% of the limited partnership interests in Warburg. Mr. Moorhead, Senior Managing Director of EMW, is a general partner of WP and is a Director of the Company. As such, Mr. Moorhead may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg, EMW and WP. All of the shares indicated as owned by Mr. Moorhead are owned directly by Warburg and are included because of Mr. Moorhead's affiliation with Warburg. Mr. Moorhead disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.
(3) Smith Barney Mutual Funds Management, Inc. ("MFM"), Smith Barney, Inc. ("SB"), Smith Barney Holdings, Inc. ("SB Holdings") and Travelers Group Inc. ("TRV") have jointly filed a Schedule 13G dated October 9, 1996, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the foregoing information is derived from such Schedule 13G. Each disclaim beneficial ownership of all such shares.

                              CERTAIN TRANSACTIONS

     ValueRx has in the past engaged in numerous transactions with Value Health. Such transactions have included, among other things, various types of financial support by Value Health. Following the Distribution, Value Health will continue to have a relationship with the Company as a result of the agreements being entered into between Value Health and the Company in connection with the Distribution. Except as referred to above or as otherwise described in this Information Statement, Value Health and the Company will cease to have any material contractual or other material relationships with each other. See "Arrangements between Value Health and ValueRx."

                      HART-SCOTT-RODINO FILING REQUIREMENT

     Any person receiving shares of ValueRx Common Stock pursuant to the Distribution and meeting the criteria set forth below may be required to file a Pre-merger Notification and Report pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In general, if (i) a person receiving shares of ValueRx Common Stock pursuant to the Distribution would own, upon consummation of the Distribution, ValueRx Common Stock that exceeds $15 million in value, (ii) certain jurisdictional requirements are met and (iii) no exemption applies, then the HSR Act would require that such person file a Pre-merger Notification and Report Form and observe the applicable waiting periods under the HSR Act prior to acquiring ValueRx Common Stock pursuant to the Distribution.

     If such waiting periods have not expired or been terminated at the Distribution Date with respect to such recipient, Value Health may be required to deliver such recipient's shares of ValueRx Common Stock into an escrow facility pending the expiration or termination of such waiting period. Holders of Value Health Common Stock are urged to consult their legal counsel to determine whether the requirements of the HSR Act will apply to the receipt by them of shares of ValueRx Common Stock in the Distribution.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

     The authorized capital stock of ValueRx will consist of 50,000,000 shares of ValueRx Common Stock, par value $.01, and 1,000,000 shares of preferred stock, no par value (the "ValueRx Preferred Stock"). No shares of ValueRx Preferred Stock will be issued in connection with the Distribution. Based on the number of shares of Value Health Common Stock outstanding as of September 30, 1996, up to approximately [27,200,000] million shares of ValueRx Common Stock will be issued to stockholders of Value Health in the Distribution. All of the shares of ValueRx Common Stock issued in the Distribution will be validly issued, fully paid and non-assessable. The following summary description of the capital stock of ValueRx is qualified in its entirety by reference to the proposed forms of the Amended and Restated Certificate of Incorporation and By-laws of ValueRx.

ValueRx Common Stock

     Holders of ValueRx Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and, except as described under "--Delaware Law and Certain Charter and By-Law Provisions," a majority of the votes cast is required for all action to be taken by stockholders. Holders of ValueRx Common Stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to holders of any outstanding shares of any ValueRx Preferred Stock, holders of ValueRx Common Stock are entitled to such dividends as may be declared by the ValueRx Board out of funds legally available therefor. Upon any liquidation, dissolution or winding-up of ValueRx, the assets legally available for distribution to stockholders are distributable ratably among the holders of ValueRx Common Stock at that time outstanding, subject to prior distribution rights of creditors of ValueRx and to the preferential rights of any outstanding shares of ValueRx Preferred Stock.

ValueRx Preferred Stock

     Under the Amended and Restated Certificate of Incorporation the ValueRx Board is authorized to provide for the issuance of ValueRx Preferred Stock, in one or more series, and to determine, with respect to any such series, the designations, voting powers, preferences and rights of such series, and such qualifications, limitations or restrictions thereof, as the ValueRx Board shall determine. See "--Delaware Law and Certain Charter and By-Law Provisions." In connection with the Rights Agreement to be adopted by ValueRx prior to the Distribution, the ValueRx Board will designate a series of Preferred Stock. See "--Delaware Law and Certain Charter and By-Law Provisions--ValueRx Rights Agreement."

Delaware Law and Certain Charter and By-Law Provisions

     Certain provisions of the General Corporation Law of the State of Delaware and of the Amended and Restated Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

Certificate Of Incorporation and By-Laws

     The Amended and Restated Certificate of Incorporation and the By-laws of ValueRx contain certain provisions that could make more difficult the acquisition of ValueRx by means of a tender offer, proxy contest or otherwise. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation and the By-laws, forms of which have been filed as exhibits to the Registration Statement of which this Information Statement forms a part.

     Classified Board of Directors
     -----------------------------

     The Amended and Restated Certificate of Incorporation of ValueRx provides that the ValueRx directors (other than those who may be elected by the holders of any series of ValueRx Preferred Stock under specified circumstances), will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Immediately after the Distribution, the ValueRx Board will consist of the persons referred to in "ValueRx Management--Directors." The Amended and Restated Certificate of Incorporation provides that the term of office of the first class will expire at the 1998 annual meeting of stockholders, the term of office of the second class will expire at the 1999 annual meeting of stockholders and the term of office of the third class will expire at the 2000 annual meeting of stockholders.

     The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the ValueRx Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the ValueRx Board. Such a delay may help ensure that ValueRx's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the ValueRx Board would be beneficial to ValueRx and its stockholders and whether or not a majority of ValueRx's stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of ValueRx, even though such an attempt might be beneficial to ValueRx and its stockholders. The classification of the ValueRx Board could thus increase the likelihood that incumbent directors will retain their position. In addition, because the classification provisions may discourage accumulations of large blocks of ValueRx's stock by purchasers whose objective is to take control of ValueRx and remove a majority of the ValueRx Board, the classification of the ValueRx Board could tend to reduce the likelihood of fluctuations in the market price of ValueRx Common Stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of ValueRx Common Stock at a higher market price than might otherwise be obtainable.

     Number of Directors; Filling Vacancies; Removal
     -----------------------------------------------

     The ValueRx Amended and Restated Certificate of Incorporation provides that, subject to any rights of holders of ValueRx Preferred Stock to elect additional directors under specific circumstances, the number of directors will be the number from time to time fixed by the ValueRx Board. In addition, the Amended and Restated Certificate of Incorporation provides that, subject to any rights of holders of ValueRx Preferred Stock, any vacancy that results from an increase in the number of directors or for any other reason, may be filled by a majority of directors then in office. Accordingly, absent an amendment to the Amended and Restated Certificate of Incorporation, the ValueRx Board could prevent any stockholder from enlarging the ValueRx Board and filling the new directorships created thereby with such stockholder's own nominees. Under Delaware Law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause.

     No Stockholder Action by Written Consent; Special Meetings
     ----------------------------------------------------------

     The ValueRx Amended and Restated Certificate of Incorporation prohibits stockholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of the stockholders may be called only (a) by the chairman of the board or the secretary, and shall be called upon a request signed by a majority of the directors or (b) by resolution of the directors.

     The provisions of the Amended and Restated Certificate of Incorporation of ValueRx prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called at the request of a majority of the ValueRx Board. These provisions would also prevent the holders of a majority of the voting power of the ValueRx Common Stock entitled to vote (the "Voting Stock") from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the ValueRx Board by calling a special meeting of stockholders prior to the time a majority of the ValueRx Board believes such consideration to be appropriate.

     Advance Notice Requirements for Stockholder Proposals and Director
     ------------------------------------------------------------------
     Nominations.
     -----------

     The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing to the Secretary. A stockholder's notice will be deemed to be timely if delivered to, or mailed and received at, the principal executive office of the Company by the Secretary, not less than 30 days prior to the scheduled meeting, provided, however, that if less than 40 days, notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder will be deemed to be timely only if it is delivered or received not later than the close of business on the seventh day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the annual meeting was made. The By-laws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual meeting or from bringing other matters before a meeting of the stockholders.

     Amendment of Certain Provisions of the Certificate of Incorporation and By-
     --------------------------------------------------------------------------
     Laws
     ----

     Under Delaware Law, the stockholders have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware Law, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors. The Amended and Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Amended and Restated Certificate of Incorporation relating to: the prohibition of stockholder action without a meeting; the number, election and term of ValueRx's directors; and the issuance of rights. The By-laws may be amended by the ValueRx Board or by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Voting Stock, voting together as a single class. These 66 2/3% voting requirements will have the effect of making more difficult any amendment by stockholders of the By-laws or of any of the provisions of the Amended and Restated Certificate of Incorporation described above, even if a majority of ValueRx's stockholders believe that such amendment would be in their best interests.

ValueRx Rights Agreement.

     The ValueRx Board intends to adopt a shareholder rights plan that will become effective upon consummation of the Distribution. Rights issued under the shareholder rights plan will not trade separately from the ValueRx Common Stock, and will not be exercisable, until a triggering event occurs under the plan.
The shareholders rights plan provides, among other things, that if any person or group of persons becomes the beneficial owner of [15%] or more of the ValueRx Common Stock, all holders of rights issued pursuant to the plan (other than such person or group of persons and their affiliates, associates and transferees) will have the right to acquire additional shares of ValueRx Common Stock at 50% of the then current market value.

Delaware Antitakeover Law

     The Company, a Delaware corporation, is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date on which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock; or (iii) the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the terms "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder," and "interested stockholder" means a person who, together with its affiliates and associates, owns (or, within the prior three years, has owned) more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, the Company has not made this election.

Director Liability and Indemnification

     The ValueRx Amended and Restated Certificate of Incorporation provides that a director of ValueRx will not be personally liable to ValueRx or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to ValueRx or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of Title 8 of the Delaware Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     While the Amended and Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Amended and Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Amended and Restated Certificate of Incorporation described above apply to an officer of ValueRx only if he or she is a director of ValueRx and is acting in his or her capacity as director, and do not apply to officers of ValueRx who are not directors.

     The ValueRx Amended and Restated Certificate of Incorporation provides that each person who is or was or had agreed to become a director, officer, employee or agent of ValueRx, and each person who serves or may have served at the request of ValueRx as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by ValueRx to the fullest extent permitted from time to time by Delaware Law, as the same exists or may hereafter be amended.

     The Amended and Restated Certificate of Incorporation provides that ValueRx may enter into an agreement with any person which provides for greater or different indemnification than that set forth in the Amended and Restated Certificate of Incorporation.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the ValueRx Common Stock is Boston EquiServe, LLP, at Investor Relations Diversified, 45-02-64 150 Royal Street, Canton MA 02021.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The Company's Board of Directors anticipates appointing Coopers & Lybrand L.L.P. as the Company's independent public accountants to audit the Company's financial statements for the year ending December 31, 1996.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants.......................................... F-2

Combined Balance Sheets as of September 30, 1996 (unaudited) and as of
December 31, 1995 and 1994................................................. F-3

Combined Statements of Operations for the nine month periods ended September 30, 1996 and 1995 (unaudited) and for each of the years ended December 31, 1995, 1994 and 1993........................... F-4

Combined Statements of Changes in Stockholder's Equity for the nine month period ended September 30, 1996 (unaudited) and for each of the years ended
December 31, 1995, 1994 and 1993........................................... F-5

Combined Statements of Cash Flows for the nine month periods ended
September 30, 1996 and 1995 (unaudited) and for each of the years ended
December 31, 1995, 1994 and 1993........................................... F-6

Notes to Combined Financial Statements..................................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder
 of ValueRx, Inc.


We have audited the combined financial statements of ValueRx, Inc. (as defined in Note 1 to the combined financial statements - the Company), as listed in the Index to Combined Financial Statements on page F-1. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Diagnostek, Inc., which is a wholly-owned subsidiary of Value Health, Inc., for the years ended December 31, 1994 and 1993, which statements reflect revenues of approximately 51% and 50%, respectively, for the years ended December 31, 1994 and 1993, and total assets of approximately 53% as of December 31, 1994, of the related combined totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the reports of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of ValueRx, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As stated in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994.




                                           /s/ COOPERS & LYBRAND L.L.P.



Hartford, Connecticut
November 18, 1996

                                 VALUERX, INC.
                            COMBINED BALANCE SHEETS
                                 (In Thousands)

                                                                             September 30,        December 31,
                                                                           ---------------   ---------------------
                                                                                 1996          1995         1994
                                                                           ---------------   ---------   ---------
                                                                             (unaudited)
                                                        Assets
Current assets:
  Cash and cash equivalents.............................................        $   41,809    $ 21,043    $ 29,199
  Accounts receivable-trade (net of allowance for doubtful accounts of
   $7,982 (unaudited), $7,914 and $7,331 in 1996, 1995
   and 1994 respectively)...............................................           249,428     236,874     157,240
  Inventories...........................................................            27,983      30,052      41,219
  Prepaid expenses and other current assets.............................            12,341      27,105      23,251
  Deferred taxes........................................................            33,675      55,371       6,415
                                                                           ---------------   ---------   ---------
Total current assets....................................................           365,236     370,445     257,324
                                                                           ---------------   ---------   ---------

Fixed assets:
  Land..................................................................             2,871       2,871       2,871
  Buildings and improvements............................................             9,835       9,815       9,761
  Furniture and fixtures................................................             3,903       5,875       5,012
  Equipment and software................................................            55,655      70,200      48,442
  Leasehold improvements................................................             4,187       6,844       6,128
                                                                           ---------------   ---------   ---------
                                                                                    76,451      95,605      72,214
  Less accumulated depreciation and amortization........................            25,677      32,388      21,209
                                                                           ---------------   ---------   ---------
                                                                                    50,774      63,217      51,005
                                                                           ---------------   ---------   ---------

Long-term investments...................................................               903       1,249      54,574
Goodwill, net...........................................................           132,392     114,205     105,915
Other assets............................................................            18,888       6,131      11,445
                                                                           ---------------   ---------   ---------
                                                                                   152,183     121,585     171,934
                                                                           ---------------   ---------   ---------
Total assets............................................................        $  568,193    $555,247    $480,263
                                                                           ===============   =========   =========
                                            Liabilities and Stockholder's Equity
Current liabilities:
  Payable to providers..................................................        $  143,755    $107,747    $ 76,665
  Short-term borrowings.................................................                 -           -      14,127
  Accounts payable and accrued expenses.................................            52,039      47,695      47,126
  Due to affiliates, net................................................            35,139      65,859      44,081
  Merger-related and restructuring......................................            14,984      53,615       3,336
  Accrued loss contracts................................................            12,128      30,385           -
  Income tax payable....................................................                 -           -       3,078
  Accrued compensation..................................................             6,188       6,281       4,033
  Current portion of capital lease obligations..........................               152         118         680
  Deferred revenue......................................................               777         339         269
                                                                           ---------------   ---------   ---------
Total current liabilities...............................................           265,162     312,039     193,395
                                                                           ---------------   ---------   ---------

  Capital lease obligations, less current portion.......................               569         333         205
  Notes payable, less current portion...................................                 -           -      12,187
  Other liabilities.....................................................               559         577       2,576
                                                                           ---------------   ---------   ---------
                                                                                     1,128         910      14,968
                                                                           ---------------   ---------   ---------
Total liabilities.......................................................           266,290     312,949     208,363
                                                                           ---------------   ---------   ---------
Commitments and contingencies
Stockholder's equity:
  Investment by Value Health, Inc.......................................           302,351     242,544     275,513
  Unrealized loss on securities available for sale, net of tax..........              (448)       (246)     (3,613)
                                                                           ---------------   ---------   ---------
Total stockholder's equity..............................................           301,903     242,298     271,900
                                                                           ---------------   ---------   ---------
Total liabilities and stockholder's equity..............................        $  568,193    $555,247    $480,263
                                                                           ===============   =========   =========

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                 VALUERX, INC.
                       COMBINED STATEMENTS OF OPERATIONS
                                 (In Thousands)



                                                 For the nine months ended
                                                      September 30,                      For the years ended December 31,
                                           ----------------------------------      ----------------------------------------------
                                                1996                1995               1995            1994            1993
                                           ---------------    ---------------      ------------     ------------     ------------
                                                       (unaudited)
Revenues
  Prescription drugs - services..........       $  856,757         $  751,464        $1,053,436       $  891,611       $  523,278
  Prescription drugs - products..........          325,521            318,183           425,661          382,326          321,948
  Other, net.............................            8,844              7,391             9,690            8,635           12,165
  Investment income......................            2,459              3,180             3,879            6,073           14,416
                                           ---------------    ---------------      ------------     ------------     ------------
Total revenues...........................        1,193,581          1,080,218         1,492,666        1,288,645          871,807
                                           ---------------    ---------------      ------------     ------------     ------------
Expenses
  Costs of services......................          781,483            684,258           959,838          815,154          471,460
  Costs of products......................          282,954            266,960           360,563          327,307          282,304
  Selling, general and administrative....           65,965             71,484            94,837           91,301           68,327
  Depreciation and amortization..........            6,257              8,459            11,930            7,239            5,595
  Amortization of goodwill...............            4,179              2,951             4,022            3,679            2,356
  Interest expense.......................            1,390              2,854             3,095            4,183            3,837
  Loss contracts.........................                -             46,600            46,600                -                -
  Merger-related and restructuring.......                -             64,153            71,090            5,985                -
                                           ---------------    ---------------      ------------     ------------     ------------
Total expenses...........................        1,142,228          1,147,719         1,551,975        1,254,848          833,879
                                           ---------------    ---------------      ------------     ------------     ------------
Earnings (loss) before income taxes......           51,353            (67,501)          (59,309)          33,797           37,928
  Provision (benefit) for income taxes...           20,541            (21,926)          (14,832)          14,590           14,987
                                           ---------------    ---------------      ------------     ------------     ------------
Net earnings (loss)......................       $   30,812        ($   45,575)       ($  44,477)          19,207         $ 22,941
                                           ===============    ===============      ============     ============     ============

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                 VALUERX, INC.
             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                                 (In Thousands)

                                                           Investment by
                                                        Value Health, Inc.             Total
                                                      -----------------------    ---------------

Balance at December 31, 1992.......................               $194,650           $194,650
  Net earnings.....................................                 22,941             22,941
  Additional investments...........................                  8,613              8,613
  Other............................................                                      (214)
                                                      -----------------------    ---------------
Balance at December 31, 1993.......................                226,204            225,990
  Net earnings.....................................                 19,207             19,207
  Additional investments...........................                 30,102             30,102
  Change in unrealized loss on securities
    available for sale, net of tax.................                                    (3,399)
                                                      -----------------------    ---------------
Balance at December 31, 1994.......................                275,513            271,900
  Net loss.........................................                (44,477)           (44,477)
  Additional investments...........................                 11,508             11,508
  Change in unrealized loss on securities
    available for sale, net of tax.................                                     3,367
                                                      -----------------------    ---------------
Balance at December 31, 1995.......................                242,544            242,298
  (unaudited)
  Net earnings for the nine months ended
    September 30, 1996.............................                 30,812             30,812
  Additional investments...........................                 28,995             28,995
  Change in unrealized loss on securities
    available for sale, net of tax.................                                      (202)
                                                      -----------------------    ---------------
Balance at September 30, 1996......................               $302,351           $301,903
                                                      =======================    ===============

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                                 VALUERX, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (In Thousands)


                                                                     September 30,                      December 31,
                                                              -------------------------     -----------------------------------
                                                                  1996          1995          1995         1994          1993
                                                                --------      ---------     ---------    --------     ---------
                                                                       (unaudited)

Cash flows from operating activities:
  Net earnings (loss)                                           $ 30,812      $(45,575)     $(44,477)    $ 19,207     $  22,941
                                                                --------      ---------     ---------    --------     ---------

Adjustments to reconcile net earnings (loss) to net cash:

  Depreciation and amortization                                    6,257         8,459        11,930        7,239         5,595
  Provision for doubtful accounts and notes receivable             7,028         1,226         3,412        2,173         3,731
  Deferred taxes                                                  21,704       (47,072)      (48,900)      (3,983)        5,579
  Amortization of goodwill                                         4,179         2,951         4,022        3,679         2,356
  Amortization of deferred revenue                                  (339)         (269)         (269)      (2,063)       (2,125)
  (Gain) loss on sales of securities                                   3           559           559         (625)       (5,842)

Change in assets and liabilities:
  (Increase) decrease in assets:
    Accounts receivable                                          (12,622)      (55,311)      (80,216)     (46,874)      (28,581)
    Inventories                                                    2,069         5,500        12,328       (9,080)       (8,079)
    Other current and non-current assets                           9,018        (2,457)       (5,177)      (5,951)        2,188
  Increase (decrease) in liabilities:
    Payable to providers                                          36,008        21,208        31,082        8,559        42,756
    Accounts payable and accrued expenses                          4,344         2,886           569       12,307       (21,914)
    Due to affiliates, net                                       (31,107)          460        20,690       32,151        18,732
    Merger-related and restructuring expense                     (28,705)       47,246        50,499        3,336             -
    Accrued loss contracts                                       (18,257)       38,087        30,385            -             -
    Other current and non-current liabilities                        666        (1,438)       (2,530)        (659)       (5,319)
                                                                --------      ---------     ---------    --------     ---------
      Total adjustments                                              246        22,035        28,384          209         9,077
                                                                --------      ---------     ---------    --------     ---------
      Net cash provided by (used in) operating activities         31,058       (23,540)      (16,093)      19,416        32,018
                                                                --------      ---------     ---------    --------     ---------

Cash flows from investing activities:
  Capital expenditures                                           (14,591)      (16,372)      (23,609)     (21,219)      (19,448)
  Proceeds from sale of fixed assets                               5,961             -             -            -             -
  Purchase of subsidiaries and assets, net of cash acquired       (1,584)         (416)         (416)      (1,177)      (44,674)
  Purchases of securities                                            (55)       (8,945)       (8,993)     (25,375)     (271,759)
  Maturities and sales of securities                                  52        67,325        67,325       29,045       306,920
                                                                --------      ---------     ---------    --------     ---------
      Net cash provided by (used in) investing activities        (10,217)       41,592        34,307      (18,726)      (28,961)
                                                                --------      ---------     ---------    --------     ---------

Cash flows from financing activities:
  Proceeds from exercise of common stock options                       -         1,369         1,369        1,402         1,533
  Advances under financing agreements                                  -           200           200            -             -
  Repayments of advances under financing agreements                    -        (1,175)       (1,175)           -             -
  Payments for common stock repurchase                                                                                   (1,140)
  Proceeds from issuance of debt                                       -        16,500        16,500       22,000             -
  Payments of debt and capital lease obligations                     (75)      (43,134)      (43,264)     (14,882)       (6,492)
                                                                --------      ---------     ---------    --------     ---------
      Net cash provided by (used in) financing activities            (75)      (26,240)      (26,370)       8,520        (6,099)
                                                                --------      ---------     ---------    --------     ---------

Net increase (decrease) in cash and cash equivalents              20,766        (8,188)       (8,156)       9,210        (3,042)

Cash and cash equivalents at beginning of period                  21,043        29,199        29,199       19,989        23,031
                                                                --------      ---------     ---------    --------     ---------

Cash and cash equivalents at end of period                      $ 41,809      $ 21,011      $ 21,043     $ 29,199     $  19,989
                                                                ========      =========     =========    ========     =========

     The accompanying notes are an integral part of the Combined Financial
                                  Statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies
      ------------------------------------------

Business
On October 7, 1996, the Board of Directors of Value Health, Inc., ("Value Health") approved, subject to a final plan, including specific terms and conditions, a distribution (the "Distribution" or the "Spin-off") to holders of Value Health's common stock of all outstanding shares of common stock of its pharmacy benefit management ("PBM") operations known as ValueRx, Inc. ("ValueRx" or the "Company") on a pro rata basis. Significant PBM operations include ValueRx Pharmacy Program, Inc., Diagnostek, Inc., Prescription Drug Service, Inc., Prescription Drug Service West, Inc. and RxNet, Inc. Under the proposed plan, ValueRx will become a publicly traded company that will include the PBM businesses of Value Health. If such conditions are satisfied and final approval is received from Value Health's Board of Directors, it is currently anticipated that the Spin-off will be completed during the first quarter of 1997. The Company is the largest independent provider of PBM services in the United States, providing managed prescription drug programs to both retail payors, such as self-insured employers, and wholesale markets, such as managed care organizations and insurance carriers.

These financial statements present the combined financial position, results of operations and cash flows of ValueRx as if it were a separate entity for all periods presented. All material intercompany transactions and balances between ValueRx, its subsidiaries and affiliates have been eliminated.

ValueRx has utilized certain of Value Health's centralized general and administrative functions, including legal, accounting, tax, treasury, employee benefits, sales and marketing and insurance services. Fees for those services have been allocated based on a percentage of adjusted pre-tax earnings of ValueRx. In the opinion of management, Value Health's methods for allocating costs are believed to be reasonable. However, such costs are not necessarily indicative of the costs that would have been incurred if ValueRx had performed these functions. Subsequent to the Distribution, the Company will perform these functions and management believes the general and administrative services can be replaced at comparable costs.

For purposes of governing certain of the ongoing relationships between ValueRx and Value Health after the Distribution and to provide for orderly transition, ValueRx and the Corporation will enter into various agreements including the Reorganization Agreement, the Services Agreement, the Tax Sharing Agreement and the License Agreement.

Basis of Financial Statement Presentation
The preparation of the combined financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and revenues and expenses. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, investments with original maturities of three months or less are considered to be cash equivalents.

Inventories
Inventories consist of prescription drugs and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Interim Period Financial Statements
The unaudited combined financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company at September 30, 1996 and its results of operations and cash flows for the nine months ended September 30, 1996 and 1995. Interim results are not necessarily indicative of full year performance.

Investments
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"). Under SFAS 115, the Company has classified its investments in debt securities as "available-for-sale" securities and carries such securities at market value. Accordingly, the net unrealized gain or loss, net of tax, is included as a separate component of stockholder's equity. Premiums are amortized on a straight-line basis until maturity. In determining the gain or loss on sales of investments, cost is based on specific identification of the asset sold.

Fixed Assets
Fixed assets are recorded at cost. The Company uses straight-line and accelerated methods of depreciation over the estimated useful lives of the assets, which range from three to twenty-five years. Assets acquired under capital lease agreements are recorded at the lesser of the present value of the minimum lease payments or the fair value of the property. These assets are amortized on a straight-line basis over periods consistent with the Company's depreciation policy for similar purchased assets or over the lease term, whichever is shorter. Expenditures for maintenance and repairs are charged to income as incurred and renewals and improvements are capitalized. Upon sale or retirement of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Included in equipment and software at December 31, 1995 and 1994 are capitalized computer software costs, related to purchased software and software developed internally of $17,983,000 and $9,551,000, respectively. Accumulated amortization on computer software was $4,207,000 and $1,208,000 at December 31, 1995 and 1994, respectively, and is included in accumulated depreciation and amortization. The Company uses the straight-line amortization method over estimated useful lives which range from three to five years.

Goodwill
Goodwill related to acquisitions represents the excess of cost over fair value of net tangible and separately identifiable intangible assets acquired, and is amortized on a straight-line basis over 15 to 40 years. Accumulated amortization was $17,150,000 (unaudited), $14,176,000 and $10,154,000 at
September 30, 1996, December 31, 1995 and 1994, respectively. The Company reviews its amortization policy and carrying value of goodwill on an ongoing basis. This review includes an analysis of whether carrying values and amortization periods are appropriate based upon product life cycle, company performance compared to expectations and industry practice.

Payables to Providers
Payables to providers are recorded as services are rendered.

Revenue Recognition
Revenues from dispensing prescription products from the Company's mail service pharmacies are recorded upon shipment. Revenues from sales of prescription drugs by pharmacies in the Company's nationwide network as well as pharmacy claims processing revenues are recognized when the claims are adjudicated. When the Company has an independent contractual obligation to pay its network pharmacy providers for benefits provided to members of its clients' pharmacy benefit plans, the Company includes payments from the plan sponsors for these benefits as revenues and payments to these pharmacy providers in costs of services or products. If the Company is only administering the plans sponsors' network pharmacy contracts, the Company records fees derived from these contracts as net revenue.

No customer accounted for 10% or more of combined total revenues for the nine month period ended September 30, 1996 or in each of the years ended December 31, 1995, 1994 or 1993.

Costs of Services and Products
Costs of Services and Products include product costs, pharmacy claims payments and other direct costs associated with dispensing prescriptions and claims processing operations, offset by fees received from pharmaceutical manufacturers in connection with the Company's drug purchasing and formulary management programs.

Income Taxes
The Company, including all of its subsidiaries, was historically included in the consolidated federal income tax returns filed by Value Health, Inc. For purposes of these stand alone financials, the provision for income taxes has been determined as if ValueRx had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of ValueRx in future years could vary from its historical effective tax rates.

The Company's income tax liability has been determined under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), requiring an asset and liability approach for financial accounting and reporting for income taxes. The liability is based on the current and deferred tax consequences of all events recognized in the combined financial statements as of the date of the combined balance sheet. Deferred taxes are provided for temporary differences which will result in taxable or deductible amounts in future years, primarily attributable to a different basis in certain assets and liabilities for financial and tax reporting purposes, including recognition of deferred tax assets net of a related valuation allowance.

New Accounting Pronouncements
Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this statement did not result in a material impact on financial condition, results of operations or cash flows during the first nine months of 1996.

Recently Enacted Pronouncements
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has elected not to adopt the accounting requirements of SFAS No. 123 and will continue to account for stock-based compensation plans in accordance with APB No. 25. The Company's full year 1996 financial statements will include the pro forma disclosure requirements of SFAS No. 123.

2.    Mergers, Acquisitions and Joint Venture
      ---------------------------------------

On January 10, 1996, Value Health completed its acquisition of Medintell Systems Corporation ("Medintell"). This acquisition was accounted for as a purchase in which Value Health issued 842,571 shares of its common stock for all of the issued and outstanding shares of Medintell. In connection with this transaction, Value Health announced its intention to repurchase an equivalent number of shares. The repurchase was completed on March 21, 1996. Goodwill of $28.4 million was recorded in connection with this transaction and is being amortized over 20 years. Medintell develops and markets advanced pharmacy information systems and services.

On July 3, 1996, the Company's joint venture with Allegiance Corporation to provide medication management services to hospitals and other health-care facilities commenced operating. The Company contributed substantially all of the operating assets and contracts of its HPI Health Care Services, Inc. subsidiary ("HPI") to the joint venture, for a net investment of approximately $18.5 million. Because the joint venture is accounted for under the equity method, revenues of the joint venture for the period July 3, 1996 through September 30, 1996 have not been reported as revenues of the Company. Accordingly, Company reported revenues for the nine month period ended September 30, 1996 were reduced by approximately $18 million as compared to the same period in 1995.

On July 28, 1995, Value Health completed its merger with Diagnostek, a PBM. Value Health issued 12,213,075 shares of its common stock in exchange for all of the outstanding common stock of Diagnostek at an exchange ratio of 0.4975:1.
The transaction was accounted for as a pooling of interests and financial statements for all periods prior to this combination have been stated to reflect the combined operations. The ValueRx, Inc. combined financial statements include the operations of Diagnostek for all periods presented.

Included in the combined results of operations of ValueRx, Inc. for the year ended December 31, 1995 are the following unaudited results of the previously separate companies for the period January 1, 1995 to June 30, 1995:


                                       Period ended June 30, 1995
                ---------------------------------------------------------------
 (In thousands)        Company      Diagnostek     Eliminations      Combined
-------------------------------------------------------------------------------
 Total revenues        $371,160       $361,173         $(18,755)     $713,578
 Net earnings          $ 13,459       $  2,680         $     --      $ 16,139
-------------------------------------------------------------------------------

The following are revenues and net earnings of the previously separate companies for the years ended December 31, 1994 and 1993, with the combined amounts currently presented in the financial statements for those years:

                                   Year ended December 31, 1994
                   ------------------------------------------------------------
 (In thousands)        Company      Diagnostek     Eliminations      Combined
-------------------------------------------------------------------------------
 Total revenues       $659,381      $660,522       $(31,258)         $1,288,645
 Net earnings         $  9,307      $  9,900       $     --          $   19,207
-------------------------------------------------------------------------------


                           Year ended December 31, 1993
                   ------------------------------------------------------------
 (In thousands)        Company      Diagnostek     Eliminations      Combined
-------------------------------------------------------------------------------

 Total revenues       $445,262      $439,874       $(13,329)         $871,807
 Net earnings         $ 15,009      $  7,932       $     --          $ 22,941
-------------------------------------------------------------------------------

On May 11, 1995, Value Health completed its acquisition of Value Health Management, Inc. ("VHM"), an information services and management consulting company. The acquisition was accounted for as a purchase in which Value Health issued 279,738 shares of its common stock to acquire all of the issued and outstanding shares of VHM common and preferred stock. Goodwill of $12.0 million was recorded and is being amortized over twenty years.

On August 29, 1994, Value Health completed its merger with Prescription Drug Service, Inc. and Prescription Drug Service West, Inc. (together, "PrescDrug"). Value Health issued 937,178 shares of its common stock in exchange for all of the outstanding common and preferred stock of PrescDrug.

On August 31, 1994, Value Health completed its merger with RxNet, Inc. ("RxNet"). Value Health issued 256,136 shares of its common stock for all of the outstanding common stock of RxNet.

The PrescDrug and RxNet transactions were accounted for as poolings of interests and financial statements for all periods prior to these combinations were stated to reflect the combined operations.

All other acquisitions by the Company, since its inception, were accounted for as purchases. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates.

3.    Loss Contracts
      --------------

The Company has $12.1 million (unaudited) and $30.4 million accrued for loss contracts as of September 30, 1996 and December 31, 1995, respectively. During 1995, $34.0 million of expense was recognized in the third quarter and $12.6 million of expense was recognized in the first quarter. The Company evaluates the adequacy of this accrual on an ongoing basis.

On February 1, 1995, the Company's HPI subsidiary began performing under a contract with the State of New Jersey to provide unit dose medications to the state's hospital system. The Company estimated that it will incur losses over the three year term of the contract. In the first quarter of 1995, contract losses over the three year term were estimated at $12.6 million and were recorded in the Company's results. In the third quarter 1995, an additional accrual of $4.0 million was recorded by the Company. During the first quarter of 1996, the Company entered into a subcontracting agreement for the transfer of the State of New Jersey contract, thereby effectively mitigating any further contract losses. The Company is currently negotiating the permanent assignment of this contract to the subcontracting party.

During the third quarter of 1995, the Company estimated its full-risk, capitated contract with Ford Motor Company would incur a loss for 1996 as a result of projected increases in utilization and unit prices. The current term of the Ford contract expires December 31, 1996. The Company also estimated that certain other risk-based accounts would incur losses over their remaining terms.

4.    Restructuring and Merger-Related Expenses
      -----------------------------------------

During the third and fourth quarters of 1995, the Company recorded a charge of $71.0 million in connection with its merger with Diagnostek and plan to reengineer certain operations. Of this amount, approximately $8.8 million was incurred for transaction costs and $62.2 million was related to costs associated with the combining of operations and the related combination activities, such as reduction of head count and elimination of duplicate facilities and excess capacity. It is expected that the merger-related and restructuring initiatives will be substantially completed by the end of 1996, and are expected to result in annualized savings of $25 million.

During the third quarter of 1994, the Company recorded a charge of $6.0 million in connection with its mergers with PrescDrug and RxNet. Of this amount, approximately $2.8 million was incurred for transaction costs and $3.2 million was related to costs associated with the combining of operations and the related combination activities.

The following table is a reconciliation of the restructuring and merger-related expenses for the years ended December 31, 1995 and 1994 and for the nine months ended September 30, 1996 (unaudited).


                                                               Asset
                                                            Write-offs         Reduction of
                                                           and Costs of         Headcount
                                          Transaction        Combining             and
(In Thousands)                               Costs          Operations           Capacity          Total
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                $      --         $      --          $      --      $     --
  Expenses recorded                             2,799             1,193              1,993         5,985
  Payments and write-offs                      (2,493)               --               (156)       (2,649)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      306             1,193              1,837         3,336
  Expenses recorded                             8,800            38,548             23,742        71,090
  Payments and write-offs                      (8,761)           (5,073)            (6,977)      (20,811)
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 (unaudited)          345            34,668             18,602        53,615
  Payments and write-offs                         (95)          (31,468)            (7,068)      (38,631)
----------------------------------------------------------------------------------------------------------
Balance at September 30, 1996               $     250         $   3,200          $  11,534     $  14,984
----------------------------------------------------------------------------------------------------------

5.    Investments
      -----------

Investments in debt and equity securities as of September 30, 1996 (unaudited), December 31, 1995 and 1994 are summarized as follows:

Available-for-Sale                                Amortized       Unrealized        Unrealized        Aggregate
September 30, 1996 (unaudited)                      Cost             Gain              Loss          Fair Value
------------------------------------------------------------------------------------------------------------------
Equity securities                                $ 1,649,000      $        --      $  (746,000)      $   903,000
------------------------------------------------------------------------------------------------------------------

Available-for-Sale                                Amortized       Unrealized       Unrealized         Aggregate
December 31, 1995                                   Cost             Gain             Loss           Fair Value
------------------------------------------------------------------------------------------------------------------
Equity securities                                $ 1,654,000      $        --      $  (405,000)      $ 1,249,000
------------------------------------------------------------------------------------------------------------------

Available-for-Sale                                Amortized       Unrealized       Unrealized         Aggregate
December 31, 1994                                   Cost             Gain             Loss           Fair Value
------------------------------------------------------------------------------------------------------------------
Obligations of States and                        $ 9,874,000      $        --      $  (637,000)      $ 9,237,000
    Municipalities
Obligations of U.S.                               22,117,000               --       (2,211,000)       19,906,000
    Government and Agencies
Equity Securities                                    364,000               --           (9,000)          355,000
Corporate Bonds                                   28,240,000               --       (3,164,000)       25,076,000
------------------------------------------------------------------------------------------------------------------
                                                 $60,595,000      $        --      $(6,021,000)      $54,574,000
------------------------------------------------------------------------------------------------------------------

Debt                               Less than       One To           Five to           After
Maturities:                         One Year     Five Years        Ten Years        Ten Years           Total
------------------------------------------------------------------------------------------------------------------
Amortized Cost                   $        --     $25,590,000      $27,534,000      $ 7,107,000       $60,231,000
Aggregate Fair   Value           $        --     $23,238,000      $24,666,000      $ 6,315,000       $54,219,000
------------------------------------------------------------------------------------------------------------------

Proceeds from the sale of available-for-sale securities were $48,000 (unaudited), $67,325,000 and $29,045,000 for the periods ended September 31, 1996, December 31, 1995 and 1994, respectively. Realized gains (losses) from these sales were $0 (unaudited), $(559,000) and $625,000 in 1996, 1995 and 1994, respectively.

6.    Debt
      ----

Debt is summarized as follows:


                                                             December 31, 1994
---------------------------------------------------------------------------------
Notes payable to insurance company in annual
  installments of $6,000,000 from
  December 1992 through December 1996,                            $ 12,000,000
  at an interest rate of 10.02%
Bank line of credit                                                 14,000,000
Interest payable on debt                                                55,000
Other                                                                  259,000
---------------------------------------------------------------------------------
Total                                                               26,314,000
Less: current portion                                              (14,127,000)
---------------------------------------------------------------------------------
Long-term debt, excluding current portion                         $ 12,187,000
---------------------------------------------------------------------------------

All of the above obligations were satisfied in 1995.

7.    Lease Obligations
      -----------------

Capital Leases
Future minimum lease payments under noncancelable capital leases having terms in excess of one year are as follows:

Years ended December 31:
------------------------------------------------------------------------------
 1996                                                          $145,000
 1997                                                           126,000
 1998                                                           112,000
 1999                                                           103,000
 2000                                                            29,000
------------------------------------------------------------------------------
 Total future minimum lease payments                            515,000
 Less amount representing interest                               64,000
------------------------------------------------------------------------------
 Present value of minimum lease payments                        451,000
 Less current portion                                           118,000
------------------------------------------------------------------------------
 Capital lease obligations, less current portion               $333,000
------------------------------------------------------------------------------

Included in fixed assets are the following assets under capital leases:


                                                                    December 31,
                                         --------------------------------------------------
                                                             1995                  1994
-------------------------------------------------------------------------------------------
Furniture and fixtures                                      $26,000               $26,000
Equipment and software                                    3,715,000             3,829,000
-------------------------------------------------------------------------------------------
                                                          3,741,000             3,855,000
Less accumulated depreciation and amortization            2,355,000             1,790,000
-------------------------------------------------------------------------------------------
                                                         $1,386,000            $2,065,000
-------------------------------------------------------------------------------------------

Operating Leases
The Company has cancelable and noncancelable operating lease agreements for equipment and office space which include renewal options. Total rental expense was $6,354,000, $5,371,000 and $5,401,000, in 1995, 1994 and 1993, respectively.
The Company's minimum future lease payments under noncancelable operating leases are as follows:

Years ended December 31:
--------------------------------------------------------------------------
1996                                                        $ 5,140,000
1997                                                          4,312,000
1998                                                          3,018,000
1999                                                          1,442,000
2000                                                            551,000
Thereafter                                                      840,000
--------------------------------------------------------------------------
                                                            $15,303,000
--------------------------------------------------------------------------

The amounts above include payments on certain leases in the amount of approximately $2,200,000 which the Company has accrued in its merger and restructuring charges in 1995. (See note 4).

During the first quarter of 1996, the Company entered into a noncancelable lease for office space in Plymouth, Minnesota. The lease is for the period March 1, 1996 through June 30, 2011 and has minimum monthly lease payments of approximately $95,000.

8.    Stock Option Plans
      ------------------

The Company's employees participate in the Value Health, Inc. stock option incentive plans, which provide for award of options on common shares to employees. Options are exercisable in installments as determined by the Board of Directors of Value Health. Incentive stock options that are granted have terms not exceeding 10 years and exercise prices not less than the fair market value at the date of grant. The Company expects to establish similar plans for its employees after the Distribution, whereby options in the Value Health, Inc. plan will be converted into options in the ValueRx plan based upon a formula.

9.    Other Employee Benefits
      -----------------------

Employees of the Company have participated in Value Health's 1991 Employee Stock Purchase Plan, providing for the purchase, with certain restrictions, by the employees of the Company of common stock of Value Health. The Company expects to adopt a similar plan for its employees after the Distribution.

Employees of the Company have participated in Value Health's 401(k) Retirement Savings Plan (the "Savings Plan"). Company contributions to the plan are determined annually and are based on contributions of participating employees. The cost of this plan charged to the Company was approximately $456,000, $323,000 and $151,000 in 1995, 1994 and 1993 respectively. The Company expects to adopt a similar plan for its employees after the Distribution. Employees of ValueRx with balances in Value Health's plan will be allowed to transfer their balances and accumulated Company contributions, vested and unvested, to the ValueRx plan.

10.   Supplemental Disclosures of Cash Flow Information
      -------------------------------------------------


                                                         September 30,                December 31,
------------------------------------------------------------------------------------------------------------------
                                                              1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------------
                                                  (unaudited)
Cash paid during the year for:
   Interest                                       $     22,000   $ 1,544,000  $ 2,238,000   $ 2,696,000
   Income taxes                                   $  3,235,000   $26,380,000  $ 9,389,000   $ 9,907,000
-----------------------------------------------------------------------------------------------------------------
Noncash transactions:
   Capital leases entered into for equipment                 -             -  $   572,000   $   701,000
   Value Health common stock issued in
        acquisitions                              $ 23,065,000   $10,138,000  $(4,113,000)  $ 6,150,000
   Value Health common stock issued in
        litigation settlement                                              -  $ 3,000,000             -
   Forgiveness of debt                                       -             -  $29,000,000             -
   Fixed asset write-offs from merger and                                  -            -             -
        restructuring activities                  $ 15,875,000
   Net assets contributed in
        exchange for equity interest
        in joint venture                          $ 18,577,000             -            -             -
------------------------------------------------------------------------------------------------------------------

11.   Income Taxes
      ------------

The provision for income taxes for the years ended December 31, 1995, 1994 and 1993 consisted of the following:

                                                                December 31,
     ---------------------------------------------------------------------------------------------
                                                 1995               1994               1993
     ---------------------------------------------------------------------------------------------

      Currently payable:
          Federal                            $25,676,000        $13,908,000        $13,211,000
          State                                4,581,000          2,721,000          1,476,000
      Deferred taxes:
          Provision (benefit)                (47,500,000)        (2,037,000)          (964,000)
          Valuation allowance                  2,209,000           (418,000)         1,264,000
      Goodwill reduction for
      acquired net operating loss
          carryforward utilization               202,000            416,000                 --
     ----------------------------------------------------------------------------------------------
                                            $(14,832,000)       $14,590,000        $14,987,000
     ----------------------------------------------------------------------------------------------

The tax benefits of carryforwards and temporary differences related to the deferred tax asset at December 31, 1995 and 1994 are as follows:


                                                                  December 31,
     ----------------------------------------------------------------------------------------------
                                                          1995                   1994
     ----------------------------------------------------------------------------------------------

      Carryforwards:
        Net operating loss
        carryforwards related to
        purchase business combinations                 $8,591,000             $7,029,000
     ----------------------------------------------------------------------------------------------
      Temporary differences:
        Merger-related expense                         17,901,000                867,000
        Loss contracts                                 12,153,000                     --
        Restructuring                                   2,706,000                     --
        Estimated claims liabilities                   11,750,000                133,000
        Depreciation and amortization                  (1,126,000)            (4,863,000)
        Unrealized loss on securities                          --              2,408,000
        Other                                           9,403,000              8,483,000
     -----------------------------------------------------------------------------------------------
                                                       52,787,000              7,028,000
     -----------------------------------------------------------------------------------------------
      Gross deferred tax benefit                       61,378,000             14,057,000
      Valuation allowance                              (5,238,000)            (3,029,000)
     -----------------------------------------------------------------------------------------------
      Net deferred tax benefit                         56,140,000             11,028,000
      Less current portion                             55,371,000              6,415,000
     -----------------------------------------------------------------------------------------------
      Long term portion                                  $769,000             $4,613,000
     -----------------------------------------------------------------------------------------------

The deferred tax asset increased to $61.4 million at December 31, 1995 from $14.1 million at December 31, 1994. Management believes that sufficient taxes were paid in the carryback period and that sufficient taxable income will be generated in the future to realize the deferred tax benefits.

The valuation allowance was increased in 1995 by $2,675,000 for net operating losses of VHM which was acquired on May 11, 1995 (see Note 2), and decreased by $466,000 due to the utilization of net operating losses from prior business combinations. The valuation allowance of $5,238,000 and $3,029,000 at December 31, 1995 and 1994, respectively, is related to the purchase of business combinations and has been maintained primarily due to the uncertainty regarding the timing of net operating loss utilization. Should deferred tax assets subsequently be recognized for such carryforwards, the reduction of the valuation allowance will be offset by a corresponding reduction of goodwill.

The Company's effective tax rate on earnings from continuing operations before income taxes differs from the Federal statutory regular tax rate as follows:

                                                                  December 31,
     --------------------------------------------------------------------------------------
                                                       1995          1994          1993
     --------------------------------------------------------------------------------------

      Federal tax expense at statutory rate          (35.0)%         35.0%        35.0%
      State income tax expense, net                   (2.2)%          5.0%         4.0%
      Non-deductible merger and other                 12.2%           3.2%         0.5%
       expenses
     --------------------------------------------------------------------------------------
                                                     (25.0)%         43.2%        39.5%
     --------------------------------------------------------------------------------------

The Company had the following income tax carryforwards available at December 31, 1995:

                                                                             Tax Reporting
                                                                                          Years of
                                                                       Amount            Expiration
-----------------------------------------------------------------------------------------------------
 U.S. federal regular net operating loss carryforwards
   acquired in purchase business combinations available
   for offset against future taxable income                         $24,546,000          2002 - 2007
 U.S. federal AMT net operating loss carryforwards
   acquired in purchase business combinations                       $24,298,000          2002 - 2007
-----------------------------------------------------------------------------------------------------

In connection with the Spin-off, Value Health and the Company will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will allocate tax liabilities and responsibility for tax audits for periods prior to, and subsequent to the Distribution Date. The Tax Sharing Agreement will also allocate consolidated alternative minimum tax and other tax credit carry-forwards, if any, as of the Distribution Date between Value Health and ValueRx.

12.  Related Parties and Certain Transactions
     ----------------------------------------

In connection with the Diagnostek merger, the Company entered into a Consulting Agreement and an Agreement Not to Compete with the former chief executive officer of Diagnostek. Under the consulting agreement, the Company will pay the former chief executive officer an annual consulting fee of $120,000 and make continued payments of certain split dollar life insurance policy premiums at an amount previously funded by Diagnostek, but not to exceed $327,000 per year.
The term of the Consulting Agreement is five years and commenced July 28, 1995. Under the Agreement Not to Compete, the Company paid the former chief executive officer $3.5 million on January 2, 1996 in exchange for his agreement not to compete with the Company in any of its businesses and not to solicit or otherwise intentionally interfere with the Company's employees or customers for a 10 year period beginning July 28, 1995.

Prior to its acquisition by the Company, Diagnostek provided two executive officers with loans. The Company assumed the receivables for these loans in conjunction with its acquisition of Diagnostek. The amount receivable at December 31, 1995 for the first loan, including accrued interest, was $2,290,000. The amount receivable at December 31, 1995 for the second loan, including accrued interest, was $349,117.

Diagnostek utilized the legal services of a firm whose partners included a director of Diagnostek. Legal fees to this firm totaled approximately $1,451,000, $626,000 and $1,867,000 during the years ended December 31, 1995,
1994 and 1993, respectively.

The Company has provided loans to certain of its employees for relocation and other costs. The amount of these loans, individually and in the aggregate, are immaterial to the Company and are deemed by management to be collectable.

The Company also maintains employment agreements with certain of its executive officers providing for severance payments of up to two years' current base salary in the event any of the agreements are terminated, under certain specified conditions.

13.  Fair Value of Financial Instruments
     -----------------------------------

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. Financial instruments include cash and short-term investments, notes receivable, long-term investments, other investments and accounts receivable, accounts payable and accrued expenses. The methods and assumptions used to estimate the fair value of each class of financial instruments are as follows:

Cash and Short-Term Investments
The carrying amount for cash and short-term investments is a reasonable estimate of those assets' fair value. Notes receivable consist of loans to officers or former officers (see note 12). There are no established trading markets for these loans which management intends to hold to maturity. Generally, fair value is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, due to the nature of certain notes receivable, it is impracticable to determine fair value.

Long-Term Investments
Fair value for these securities is based on quoted market prices. At September 30, 1996, December 31, 1995 and 1994, long-term investments are carried at fair value.

Other Investments
Due to the nature of certain other investments, it is impracticable to determine fair value. With respect to real estate, fair value is determined based upon local market data.

Accounts Receivable, Accounts Payable and Accrued Expenses

The carrying value of accounts receivable, accounts payable and accrued expenses approximates their fair values due to their short maturities.

Short-Term Borrowings and Notes Payable
The fair value of the Company's debt with an insurance company (note 6) is based on the present value of the cash flows from that debt, assuming an interest rate of 9.68 percent at December 31, 1994. Fair market value of this debt was approximately $12,031,000 at December 31, 1994.

14.  Commitments and Contingencies
     -----------------------------

In September, 1995, two purported class action lawsuits, Freedman v. Value
                                                         -----------------
Health, Inc., et al. and Balkheimer et al. v. Value Health, Inc. et al., were
-------------------      ---------------------------------------------
filed in the United States District Court for the District of Connecticut against Value Health and its directors, and certain of its senior officers. The two lawsuits, which allege violations of the federal securities laws, have been consolidated.

   On September 10, 1996, the parties to Bash, et al. v. Diagnostek, et al., a
                                         ----------------------------------
suit filed in federal court in New Mexico in 1994 against Diagnostek and certain of its former senior officers, reached a settlement, subject to court approval and other conditions. As part of the settlement, Value Health expects that the overlapping claims in a second action, Bash, et al. v. Value Health, Inc.,
                                       -----------------------------------
et al. ("Bash II"), will be dropped.
-----    -------

Value Health denies the allegations in each of the lawsuits described above and intends to defend them vigorously. Value Health and ValueRx anticipate that they will share equally the amount of any adverse judgment in or settlement of, Freedman, Balkheimer and Bash II, if any, which is not covered by insurance.
--------  ----------     -------

In addition to the suits described above, the Company is involved in other litigation arising in the normal course of business. The Company believes that resolution of all of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of operations or cash flows of the Company.

The Reorganization Agreement, will provide for certain cross-indemnities principally designed to place financial responsibility for contingent liabilities that may arise out of certain litigation relating to the ValueRx business with ValueRx and financial responsibility for the obligations and contingent liabilities that may arise out of certain litigation relating to Value Health's retained businesses and its other subsidiaries with Value Health.

In 1994, the Company established a $22.4 million letter of credit on behalf of one of its customers. The authorized amount was increased to $27.5 million in 1995. The letter had not been drawn upon as of September 30, 1996.

The Company is in the process of negotiating an arrangement with a large outsourcing systems vendor to provide outsourcing services for the Company's data center operations. The proposed agreement is for a five-year term with approximately $25 million in fees to be paid by the Company over the life of the agreement. Management expects to sign and implement the agreement by year end 1996.

15.  Risks and Uncertainties
     -----------------------

Rebates from pharmaceutical manufacturers are recorded by the Company as reductions in costs of services and products. Pharmaceutical manufacturer rebate arrangements contribute significantly to the Company's profitability. The Company intends to continue seeking such arrangements in the future, but there can be no assurance future arrangements will be secured on similar terms.

Accounts receivable net of allowance for doubtful accounts at September 30, 1996 (unaudited), December 31, 1995, and 1994 were $249.4 million, $236.9 million and $157.2 million, respectively. The December 31, 1995 balance represents an increase of 50% over 1994, primarily because of growth in the prescription drugs product lines and growth in the rebate programs, as discussed above. The billing and collection cycle for such programs is longer than that of monthly service fees and other revenue sources. Rebate programs have been in effect since 1993 and therefore have a relatively short collections history.
Management monitors and evaluates collectibility of receivables on an ongoing basis.

The Company purchased approximately 70% of its pharmaceutical products through one wholesaler for the year ended December 31, 1995. During the fourth quarter of 1996, the Company anticipates entering into a primary wholesale relationship with a new supplier. The Company anticipates that it will purchase a similar percentage of its pharmaceuticals from this supplier. The Company believes that other alternative sources are readily available in the event needed.

16.  Transactions with Affiliates
     ----------------------------

ValueRx has utilized certain centralized general and administrative functions of Value Health (see note 1) and is charged a fee for such services. The fees charged totaled $6,188,000 and $4,257,000 for the periods ended September 30, 1996 and 1995, respectively (unaudited) and $5,994,000, $3,347,000 and
$3,970,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and have been included in selling, general and administrative expenses.

17.  Selected Quarterly Financial Data (Unaudited)
     ---------------------------------------------

(In Thousands)                                                          Earnings (loss)
                                                                        from continuing
Quarter                                       Costs of services        operations before
                              Revenues           and products                taxes              Net earnings (loss)
---------------------------------------------------------------------------------------------------------------------
1994
First                         $305,154             $280,634                  $2,312                    $1,314
Second                         323,434              286,303                   9,705                     5,515
Third                          326,771              278,591                   6,625                     3,765
Fourth                         333,286              296,933                  15,155                     8,613
---------------------------------------------------------------------------------------------------------------------
Year                        $1,288,645           $1,142,461                 $33,797                   $19,207
---------------------------------------------------------------------------------------------------------------------
1995
First                         $352,775             $325,067                  $7,771                    $4,663
Second                         360,803              326,189                  19,127                    11,476
Third                          369,721              299,962                 (94,401)                  (61,719)
Fourth                         409,367              369,183                   8,194                     1,103
---------------------------------------------------------------------------------------------------------------------
Year                        $1,492,666           $1,320,401                $(59,309)                 ($44,477)
---------------------------------------------------------------------------------------------------------------------
1996
First                         $398,362             $353,069                 $16,371                    $9,823
Second                         405,632              364,001                  18,210                    10,926
Third                          389,587              347,367                  16,772                    10,063
---------------------------------------------------------------------------------------------------------------------
Year to date                $1,193,581           $1,064,437                 $51,353                   $30,812
---------------------------------------------------------------------------------------------------------------------

                                    PART II

               INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

                                 EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION OF DOCUMENT
--------------      -----------------------

**2                 Form of Reorganization Agreement with Value Health

**3.1               Form of Amended and Restated Certificate of Incorporation of
                    ValueRx

**3.2               Form of Amended and Restated Bylaws of ValueRx

**4.1 Form of Rights Agreement, by and between ValueRx and the rights agent named therein

**10.1              Form of ValueRx 1997 Stock Incentive Plan

**10.2              Form of ValueRx 1997 Employee Stock Purchase Plan

**10.3              Form of ValueRx 1997 Replacement Plan

**10.4              Form of Tax Sharing Agreement with Value Health

**10.5              Form of License Agreement with Value Health

**22                Subsidiaries of ValueRx

*27                 Financial Data Schedule

NOTE:
*       Filed herewith
**      To be filed by amendment

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                VALUERX, INC.

                                By:/s/ Steven J. Shulman
                                   ---------------------

                                Steven J. Shulman
                                Chairman of the Board and Chief Executive
                                Officer

DATE: November 22, 1996

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE


To the Stockholder
of ValueRx, Inc.:

Our report on the combined financial statements of ValueRx has been included in this Form 10 on page F-2. In connection with our audits of such combined financial statements, we also have audited the related financial statement schedule included in this Form 10 on page S-2. We did not audit the financial statements of Diagnostek, Inc., which is a wholly-owned subsidiary of ValueHealth, Inc., for the years ended December 31, 1994 and 1993, which statements reflect revenues of approximately 51% and 50%, respectively, for the years ended December 31, 1994 and 1993, and total assets of approximately 53% as of December 31, 1994, of the related combined totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary in the above mentioned schedule, is based solely on the reports of such other auditors.

In our opinion, based on our audits and reports of other auditors, the financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                /s/ COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
November 18, 1996

                                 VALUERX, INC.
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
              For The Years Ended December 31, 1995, 1994 and 1993

==========================================================================================================================
          COLUMN A                   COLUMN B                  COLUMN C                     COLUMN D         COLUMN E

                                                               ADDITIONS
--------------------------------------------------------------------------------------------------------------------------
                                      BALANCE        CHARGED
                                        AT          TO COSTS           CHARGED                              BALANCE AT
        DESCRIPTION                  BEGINNING         AND        TO OTHER ACCOUNTS        DEDUCTIONS           END
                                     OF PERIOD      EXPENSES                                                 OF PERIOD
--------------------------------------------------------------------------------------------------------------------------
Year Ended
    December 31, 1995:

    Valuation Allowance For
      Deferred Tax Asset:            $3,029,000     $2,675,000            -                 $466,000         $5,238,000

    Allowance for Doubtful
        Accounts:                    $7,331,000     $3,412,000        $232,000/(3)/       $3,061,000/(2)/    $7,914,000
--------------------------------------------------------------------------------------------------------------------------
Year Ended
    December 31, 1994:

    Valuation Allowance For
      Deferred Tax Asset:            $3,585,000          -                -                 $556,000         $3,029,000

    Allowance for Doubtful
      Accounts:                      $5,090,000     $2,173,000      $1,158,000/(4)/       $1,090,000/(2)/    $7,331,000
--------------------------------------------------------------------------------------------------------------------------
Year Ended
    December 31, 1993:

    Valuation Allowance For
      Deferred Tax Asset:            $1,366,000     $2,356,000            -                 $137,000         $3,585,000

    Allowance for Doubtful
      Accounts:                      $3,640,000     $3,731,000        $319,000/(1)/       $2,600,000/(2)/    $5,090,000

==========================================================================================================================

(1) Acquisition of Complete Pharmacy Network, Perform Cost Management, Inc. and Diagnostek Pharmacy, Inc. in 1993.
(2) Write-Off of uncollectible accounts, net of recoveries.
(3) Acquisition of Value Health Management, Inc. in May 1995.
(4) Amounts written off directly against revenue.

                          Independent Auditors' Report
                          ----------------------------



To Stockholders' and The Board of Directors
Diagnostek, Inc.:

We have audited the consolidated statement of financial position of Diagnostek, Inc. and subsidiaries as of December 31, 1994 and the related consolidated statements of earnings, cash flows and changes in stockholders' equity for each of the years in the two year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diagnostek, Inc. and subsidiaries as of December 31, 1994 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 1994 in conformity with generally accepted accounting principles.


                                    KPMG Peat Marwick LLP


Albuquerque, New Mexico
February 16, 1996